Filed Pursuant to Rule 424(B)(1)
Registration No. 333-99871

PROSPECTUS
3,150,000 Stock Purchase Contracts

to be Settled in Shares of Common Stock, No Par Value, of
Hilb, Rogal and Hamilton Company

The Phoenix Companies, Inc.

The stock purchase contracts being offered hereby are prepaid forward contracts issued by us that will be settled in shares of common stock, no par value, of Hilb, Rogal and Hamilton Company, which we refer to as HRH. We refer to the stock purchase contracts as purchase contracts and to the common stock of HRH as HRH common stock. The stated amount of each purchase contract will be $38.10, which we refer to as the initial price. Under each purchase contract, we will make quarterly contract adjustment payments, at the rate of 7.00% of the stated amount per year, payable quarterly on February 13, May 13, August 13 and November 13 of each year, beginning February 13, 2003.

Each purchase contract will obligate us to deliver to you on November 13, 2005, which we refer to as the scheduled settlement date, the following number of shares of HRH common stock, subject to anti-dilution adjustments:

•
if the average of the volume weighted average daily trading price of HRH common stock over the 20-trading day period ending on the third trading day prior to the settlement date equals or exceeds $46.4820, 0.8197 shares of HRH common stock per purchase contract;

•
if the average of the volume weighted average daily trading price of HRH common stock over the same period is less than $46.4820 but is greater than the initial price of $38.1000, a fractional share of HRH common stock per purchase contract so that the value thereof, based on the 20-trading day average of the volume weighted average daily trading price, is equal to the initial price; and

•
if the average of the volume weighted average daily trading price of HRH common stock over the same period is less than or equal to the initial price, one share of HRH common stock per purchase contract.

We will pledge a number of shares of HRH common stock equal to the maximum number of shares of HRH common stock deliverable by us at settlement of the purchase contracts to secure our obligations under the purchase contracts, subject to our right to substitute other collateral. HRH will have no obligation with respect to the purchase contracts.

Concurrently with the offering of the purchase contracts, by means of a separate prospectus, we and HRH are offering 1,804,000 shares of HRH common stock (or 2,070,770 shares if the underwriters exercise in full their over-allotment option). This offering and the concurrent offerings of HRH common stock by us and HRH are not conditioned on each other.

The HRH common stock is listed on the New York Stock Exchange, or NYSE, under the symbol HRH. On November 7, 2002, the last reported sale price of HRH common stock on the NYSE was $38.10 per share. The purchase contracts will not be listed for trading on any national securities exchange or automated inter-dealer quotation system.

See “Risk Factors” beginning on page 13 for a discussion of certain factors that you should consider in connection with an investment in the purchase contracts.

	Per Purchase Contract	Total
Public offering price	$38.10	$120,015,000
Underwriting discounts and commissions	$1.14	$3,591,000
Proceeds, before expenses, to us	$36.96	$116,424,000

The underwriters have an option to purchase a maximum of 472,500 additional purchase contracts to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the purchase contracts on or about November 13, 2002.

Banc of America Securities LLC             Merrill Lynch & Co.             Morgan Stanley

JPMorgan                  SunTrust Robinson Humphrey                  Wachovia Securities

The date of this prospectus is November 7, 2002

Because the purchase contracts will be settled in HRH common stock, we have included in this prospectus certain limited information about HRH, and we have attached to this prospectus a prospectus that more fully describes HRH and the shares of HRH common stock that holders of purchase contracts will receive upon settlement of the purchase contracts. Information relating to HRH set forth herein in the sections entitled “HRH” and “Market for HRH Common Stock” was derived solely from information contained in the prospectus of HRH, which was prepared by and is the sole responsibility of HRH. We assume no responsibility for the information contained in the HRH prospectus. The prospectus of HRH does not constitute a part of this prospectus and is not incorporated herein by reference.

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WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC. The registration statement, including the exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information about The Phoenix Companies, Inc. In addition, we file reports, proxy statements and other information with the SEC.

Copies of this material can be inspected and obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The material may also be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov.

Our common stock is listed on the NYSE. You can inspect reports and other information concerning us at the office of the NYSE, 20 Broad Street, New York, New York 10005.

HRH also files reports, proxy statements and other information with the SEC, and its common stock is also listed on the NYSE. Accordingly, investors can obtain or access information about HRH in the manner described above.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2002;

•	our Current Reports on Form 8-K filed on January 15, 2002, February 15, 2002, March 26, 2002, August 12, 2002 and October 9, 2002; and

•	all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus. You should direct requests for those documents to The Phoenix Companies, Inc., One American Row, Hartford, Connecticut 06102-5056, Attention: Secretary (Telephone: 860-403-5000).

No person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by The Phoenix Companies, Inc., or any underwriter, agent or dealer. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of The Phoenix Companies, Inc. since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements relating to trends in, or representing management’s beliefs about, our future strategies, operations and financial results, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “should” and other similar expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning trends and future developments and their potential effects on the company. They are not guarantees of future performance. Actual results may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others:

•	changes in general economic conditions, including changes in interest and currency exchange rates and the performance of financial markets;

•	heightened competition including, with respect to pricing, entry of new competitors and the development of new products and services by new and existing competitors;

•
our primary reliance, as a holding company, on dividends from our subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of our subsidiaries to pay such dividends;

•	regulatory, accounting or tax changes that may affect the cost of, or demand for, the products or services of our subsidiaries;

•	downgrades in the claims paying ability or financial strength ratings of our subsidiaries;

•
discrepancies between actual claims experience and assumptions used in setting prices for the products of our insurance subsidiaries and establishing the liabilities of such subsidiaries for future policy benefits and claims relating to such products;

•
movements in the equity markets that affect our investment results, including those from venture capital, the fees we earn from assets under management and the demand for our variable annuity products;

•	our success in achieving our planned expense reductions; and

•	other risks and uncertainties described herein under “Risk Factors.”

We specifically disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SUMMARY

The following summary contains basic information about us and the purchase contracts. It does not contain all the information that is important to you. You should read the following in conjunction with the more detailed information contained elsewhere and incorporated by reference in this prospectus. Unless otherwise stated, at all times on and after June 25, 2001, the effective date of our demutualization, “we,” “our” or “us” means The Phoenix Companies, Inc. and its direct and indirect subsidiaries. At all times prior to June 25, 2001, “we,” “our” or “us” means Phoenix Home Life Mutual Insurance Company (which has been known as Phoenix Life Insurance Company since June 25, 2001) and its direct and indirect subsidiaries. Furthermore, “Phoenix” refers to The Phoenix Companies, Inc. and its direct and indirect subsidiaries, “Phoenix Life” refers to Phoenix Life Insurance Company and its direct and indirect subsidiaries, and “HRH” refers to Hilb, Rogal and Hamilton Company and its subsidiaries.

Phoenix

We are a leading provider of wealth management products and services offered through a variety of select advisors and financial services firms to serve the accumulation, preservation and transfer needs of the affluent and high-net-worth market, businesses and institutions. We refer to our products and services together as our wealth management solutions. We offer a broad range of life insurance, annuity and investment management solutions through a variety of distributors. These distributors include affiliated and non-affiliated advisors and financial services firms who make our solutions available to their clients.

The affluent and high-net-worth market is a growing market with significant demand for customized products and services. We define affluent as those households that have annual income of at least $100,000 or net worth, excluding primary residence, of at least $500,000; and we define high-net-worth, a subset of the affluent category, as those households that have net worth, excluding primary residence, of over $1,000,000. Our wealth management solutions are designed to assist advisors and their clients in this target market to achieve three main goals:

•	the accumulation of wealth, primarily during an individual’s working years;

•	the preservation of income and wealth during retirement and following death; and

•	the efficient transfer of wealth in a variety of situations, including through estate planning, business continuation planning and charitable giving.

We provide our wealth management solutions to the affluent and high-net-worth market through an array of distribution channels, including:

•	non-affiliated financial intermediaries such as national and regional broker-dealers, financial planning firms, advisor groups and other insurance companies; and

•	our affiliated retail producers, most of whom are registered representatives of our wholly-owned retail broker-dealer, WS Griffith Advisors, Inc. (“WS Griffith”).

Recent Developments

On November 7, 2002 we reported a net loss of $93.0 million, or a $0.96 per share loss, in the third quarter of 2002, compared with a $21.2 million net loss, or a $0.20 per share loss, in the third quarter of 2001. Our third quarter 2002 net loss includes the following items:

•	a $62.3 million non-cash, after-tax charge to reflect a reduction in goodwill associated with our investment management business, resulting from the decline of the equity markets in the quarter;

•	a $14.4 million after-tax loss on venture capital investments;

•	an $8.8 million after-tax acceleration of deferred acquisition costs related to the variable annuity business;

•	a $1.9 million, after-tax increase in guaranteed minimum death benefit reserves related to a variable annuity block of business recently acquired from CNA Financial Corporation;

•	$7.6 million in net realized investment losses; and

•	a previously announced $3.6 million after-tax reserve related to management restructuring.

We reported a net loss of $231.6 million, or a $2.34 per share loss, for the nine months ended September 30, 2002, compared with a net loss of $195.2 million, or a $1.87 per share loss, in the prior year’s first three quarters. This loss was primarily due to the first quarter adoption of an accounting change for goodwill and an additional goodwill charge in the third quarter, realized investment losses, and management restructuring reserves. Our total stockholders’ equity at September 30, 2002, was $2,047.6 million compared to $2,395.7 million at December 31, 2001.

HRH

A prospectus that describes HRH and the HRH common stock that holders of purchase contracts will receive upon settlement of the purchase contracts is attached to this prospectus. HRH will not receive any of the proceeds from the sale of the purchase contracts and will not have any obligation under the purchase contracts. We did not prepare, and are not responsible for, the HRH prospectus. The HRH prospectus is not a part of this prospectus and is not incorporated by reference into this prospectus.

The Offering

Securities Offered
3,150,000 stock purchase contracts (3,622,500 if the underwriters exercise their over-allotment option in full) issued by us that will be settled in shares of common stock of Hilb, Rogal and Hamilton Company, which we refer to as HRH. We refer to the stock purchase contracts as purchase contracts and to the common stock of HRH as HRH common stock.

Collateral Requirement
We will pledge a number of shares of HRH common stock equal to the maximum number of shares of HRH common stock deliverable by us upon settlement of the purchase contracts as collateral to secure our obligations under the purchase contracts. Subject to conditions, we will have the right to substitute other shares of HRH common stock or short-term, direct obligations of the U.S. government or other cash equivalents for the shares of HRH common stock we initially pledge. See “Description of the Purchase Contracts — Collateral Requirement.”

Stated Amount
Each purchase contract will have a stated amount of $38.10, which will be the reported last sale price of HRH common stock on the NYSE on the date we offer the purchase contracts for sale to the public.

Contract Adjustment Payments
Each purchase contract will entitle the holder thereof to receive contract adjustment payments at the annual rate of 7.00% of the stated amount (equivalent to $2.667 per year). Contract adjustment payments on the purchase contracts will accrue from the original date of issuance and will be payable quarterly in arrears on each of   February 13,  May 13,  August 13, and  November 13, beginning February 13, 2003. See “Description of the Purchase Contracts —Contract Adjustment Payments.”

Settlement Date
The purchase contracts will settle on November 13, 2005, which we refer to as the scheduled settlement date, unless settled in full early following a cash merger of HRH or unless settlement is accelerated pursuant to the terms of the purchase contracts. See “Description of the Purchase Contracts — Early Settlement upon Cash Merger” and “— Events of Default.” We refer to the date of settlement of the purchase contracts, whether occurring pursuant to early settlement, acceleration or on the scheduled settlement date, as the settlement date.

Settlement Ratio
On the settlement date, we will deliver to you a number of shares of HRH common stock equal to the settlement ratio, plus accrued and unpaid contract adjustment payments through the settlement date. In addition, if the settlement date is prior to the scheduled settlement date, we will deliver in cash the present value of all future contract adjustment payments.

The settlement ratio is equal to the number of shares of HRH common stock determined as follows, subject to anti-dilution adjustments:

•	if the applicable market value of HRH common stock equals or exceeds $46.4820, which we refer to as the threshold appreciation price, 0.8197 shares of HRH common stock;

•
if the applicable market value of HRH common stock is less than the threshold appreciation price but is greater than $38.1000, which we refer to as the initial price, the stated amount divided by the applicable market value; and

•	if the applicable market value of HRH common stock is less than or equal to the initial price, one share of HRH common stock.

“Applicable market value” means the average of the volume weighted average daily price per share of all trades of HRH common stock on the NYSE on each of the 20 consecutive trading days ending on the third trading day immediately preceding the scheduled settlement date. See “Description of the Purchase Contracts — Settlement of the Purchase Contracts.”

No fractional shares of HRH common stock will be issued upon settlement of the purchase contracts. See “Description of the Purchase Contracts — Fractional Shares.”

Early Settlement
If HRH is involved in a merger, reclassification or sale of substantially all its assets, which we refer to as a merger, in which 25% or more of the consideration for the HRH common stock consists of cash or cash equivalents, the settlement of the purchase contracts will be accelerated with respect to such cash consideration and you will receive cash based on the settlement ratio in effect immediately before the merger and the percentage of the merger consideration that consisted of cash or cash equivalents. If that percentage is 100%, the purchase contracts will be completely accelerated and you will receive in cash accrued and unpaid contract adjustment payments through the settlement date plus the present value of all future contract adjustment payments. If that percentage is less than 100%, the purchase contracts will remain outstanding with respect to the portion of the merger consideration that did not consist of cash or cash equivalents, with appropriate adjustments. See “Description of the Purchase Contracts — Early Settlement upon Cash Merger.”

We will not have the option to settle the purchase contracts early.

Anti-Dilution Adjustments
If certain events affecting HRH common stock occur prior to the settlement date, the settlement ratio will be subject to adjustment or you will receive cash or other securities on the settlement date instead of or in addition to HRH common stock. See “Description of the Purchase Contracts — Anti-Dilution Adjustments.”

Bankruptcy Treatment
We believe that the purchase contracts constitute “securities contracts” for purposes of the U.S. Bankruptcy Code and could thus be liquidated in the event of our bankruptcy without being subject to the automatic stay provisions of the U.S. Bankruptcy Code. Nonetheless, a bankruptcy court does have broad discretion and liquidation of the purchase contracts could be subject to a procedural delay. It is not possible to predict the length of any such delay. See “Description of the Purchase Contracts — Bankruptcy Treatment of Purchase Contracts.”

Covenants
The purchase contracts are being issued pursuant to a purchase contract agreement between us and Wachovia Bank, National Association, as purchase contract agent, dated as of November 13, 2002, which we refer to as the purchase contract agreement. The purchase contract agreement will contain a number of covenants that will limit, among other things,

•	our merger with or consolidation into another corporation and

•	our ability to engage in certain asset dispositions.

In addition, we will covenant in the purchase contract agreement that so long as we are subject to Section 16 of the Securities Exchange Act of 1934, we will comply with paragraph (c) of Section 16 and the rules of the SEC thereunder with respect to the purchase contracts. See “Description of the Purchase Contracts — Covenants.”

Concurrent Offering
Concurrently with this offering, by means of a separate prospectus, we and HRH are offering 1,804,000 shares of HRH common stock pursuant to a separate prospectus. Immediately prior to this offering and the concurrent common stock offering, we beneficially owned 4,549,120 shares representing 14.1% of the outstanding HRH common stock. Immediately following the common stock offering, we will beneficially own 3,895,120 shares, or approximately 11.7% of the outstanding HRH common stock (or 3,628,350 shares, representing 10.9% of the outstanding HRH common stock, if the over-allotment option granted to the underwriters of the concurrent offering is exercised in full). Following the closing of this offering, 3,150,000 shares (or 3,622,500 shares if the over-allotment option granted to the underwriters is exercised in full) of HRH common stock will be initially pledged to secure our obligations under the purchase contracts.

This offering and the concurrent HRH common stock offering are not conditioned on each other.

Absence of Trading Market
Prior to this offering, there has been no public market for the purchase contracts, and there can be no assurance that a market will develop. It is not possible to predict how the purchase contracts will trade in the secondary market. The purchase contracts will not be listed for trading on any national securities exchange or automated inter-dealer quotation system. See “Risk Factors Relating to the Purchase Contracts.”

Form of Purchase Contracts
The purchase contracts will be issued in the form of one or more fully registered global security certificates, each of which we refer to as a global security certificate. The global security certificates will be deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee, Cede & Co. See “Description of the Purchase Contracts — Book-Entry System.”

United States Taxation
The purchase contract agreement will provide that you and we have agreed to characterize the purchase contracts for all tax purposes as variable prepaid forward contracts. The summary below assumes that the purchase contracts will be treated as such.

Under the above characterization, for U.S. federal income tax purposes, your initial tax basis in a purchase contract should equal your cost for that purchase contract. Upon the sale or other taxable disposition of a purchase contract, you should recognize long- or short-term capital gain or loss depending on the holding period of the purchase contract. On the settlement date, you should recognize no gain or loss on the receipt of HRH common stock and your tax basis in such stock will equal your adjusted tax basis in the purchase contract (subject to a reduction if cash is received in lieu of fractional shares). The tax treatment of the contract adjustment payments is unclear under current authorities. All or part of the contract adjustment payments may constitute ordinary income to you when received or accrued. If the contract adjustment payments are not treated as ordinary income, your basis in the purchase contract may be reduced by the amount of the contract adjustment payments.

Use of Proceeds
We intend to use the proceeds of this offering to pay in full an intercompany note that will be held by our wholly-owned subsidiary, Phoenix Life. The note will be issued as consideration for the acquisition from Phoenix Life of shares of HRH common stock, including those shares that will be pledged to the collateral agent as security for our obligations under the purchase contracts. Phoenix Life will use the proceeds of the repayment of the note for general corporate purposes. See “Use of Proceeds.”

Summary Financial Data

The following table presents our summary historical financial data for each of the years in the five-year period ended December 31, 2001 and for each of the six-month periods ended June 30, 2001 and 2002. We derived the data for the years ended December 31, 1999, 2000 and 2001 and as of December 31, 2000 and 2001 from our audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2001. We derived the data for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 from our audited consolidated financial statements not included in our Form 10-K for the year ended December 31, 2001. We derived the data as of and for the six month periods ended June 30, 2001 and 2002 from our unaudited consolidated financial statements included in our Form 10-Q for the second quarter of 2002. Prior to June 25, 2001, Phoenix Life was the parent company of our consolidated group. In connection with our demutualization, Phoenix Life became a subsidiary and Phoenix became the parent company of our consolidated group.

We prepared the summary consolidated financial data, other than statutory data, in conformity with accounting principles generally accepted in the United States of America, or GAAP. We derived the statutory data from the Annual Statements of Phoenix Life and its subsidiaries filed with insurance regulatory authorities and prepared the statutory data in accordance with statutory accounting practices, which vary in certain respects from GAAP.

You should read the following in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Form 10-K for 2001 and our Form 10-Qs for the first and second quarters of 2002.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in millions, except earnings per share and ratios)
Income Statement Data:(1)
Revenues:
Premiums	$1,087.7	$1,175.8	$1,175.7	$1,147.4	$1,112.7	$533.2	$516.8
Insurance and investment product fees	401.3	537.5	574.6	631.0	546.4	285.2	286.2
Net investment income	720.7	859.6	953.1	1,129.6	835.1	393.9	446.9
Net realized investment gains (losses)	111.0	58.2	75.8	89.2	(72.4)	(20.5)	(63.6)

Total revenues	2,320.7	2,631.1	2,779.2	2,997.2	2,421.8	1,191.8	1,186.3
Total benefits and expenses	2,155.9	2,474.3	2,513.5	2,839.7	2,670.5	1,360.7	1,202.9
Income (loss) from continuing operations	124.8	91.9	162.1	94.8	(137.3)	(108.6)	(8.3)
Net income (loss) from discontinued operations, net of income taxes(2)	44.9	45.2	(72.9)	(11.5)	—	—	—
Cumulative effect of accounting changes(3)	—	—	—	—	(65.4)	(65.4)	(130.3)
Net income (loss)	$169.7	$137.1	$89.2	$83.3	$(202.7)	$(174.0)	$(138.6)

Basic and Diluted Earnings Per Share:
Earnings per share from continuing operations(4)	$1.19	$.88	$1.55	$.91	$(1.31)	$(1.04)	$(.08)
Earnings per share(4)	$1.62	$1.31	$.85	$.80	$(1.94)	$(1.66)	$(1.38)
Pro Forma Amounts Assuming Retroactive Application of an Accounting Change:(5)
Income (loss) from continuing operations	$147.8	$106.5	$180.8	$111.7	$(118.1)	$(98.5)	$(8.3)
Net income (loss)	$192.7	$151.7	$107.9	$100.2	$(118.1)	$(98.5)	$(8.3)
Earnings (loss) per share from continuing operations	$1.41	$1.02	$1.73	$1.07	$(1.13)	$(0.94)	$(0.08)
Earnings (loss) per share	$1.84	$1.45	$1.03	$.96	$(1.13)	$(0.94)	$(0.08)
Ratio of Earnings to Fixed Charges:
Ratio of earnings to fixed charges(6)	6.3	5.3	6.9	4.2	—	—	2.3
Ratio of earnings to fixed charges—including interest credited on policyholder contract balances(7)	2.7	2.0	2.5	1.8	0.3	—	1.2

	December 31,					June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in millions)
Balance Sheet Data:
Total assets	$17,915.0	$18,798.0	$20,287.0	$20,313.2	$22,525.4	$21,293.7	$23,341.2
Indebtedness	$471.1	$449.3	$499.4	$425.1	$599.3	$480.2	$604.3
Total liabilities	$16,117.6	$16,969.4	$18,430.9	$18,335.4	$20,120.9	$18,898.2	$21,121.8
Minority interest in net assets of consolidated subsidiaries	$136.5	$92.0	$100.1	$136.9	$8.8	$5.1	$7.8
Total stockholders’ equity	$1,660.9	$1,736.6	$1,756.0	$1,840.9	$2,395.7	$2,390.4	$2,211.6

	As of or for the Year Ended December 31,					As of or for the Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in millions)
Other Data:
Assets under management(8)	$54,911.1	$61,206.3	$73,185.4	$64,543.6	$61,212.2	$63,455.8	$66,046.8

Statutory Data:
Premiums and deposits	$2,911.7	$2,578.8	$2,330.2	$2,344.8	$3,144.8	$1,472.8	$1,955.7

Combined net income (loss)	$66.6	$108.7	$131.3	$266.1	$(66.0)	$46.1	$(99.6)

Policyholder surplus(9)	$844.0	$905.3	$1,054.1	$1,322.8	$1,149.8	$1,260.4	$890.4
Asset valuation reserve (“AVR”)(10)	308.8	300.3	373.2	560.4	223.4	211.9	147.2

Total surplus and AVR	$1,152.8	$1,205.6	$1,427.3	$1,883.2	$1,373.2	$1,472.3	$1,037.6

(1)
See note 3 to our consolidated financial statements included in our Form 10-K for 2001 and note 4 to our consolidated financial statements included in our Form 10-Q for the second quarter of 2002 for a summary of our significant accounting policies. The above income statement data have been derived from our audited and unaudited financial statements.

(2)
During 1999, Phoenix Life discontinued the operations of three of its businesses that in prior years were reflected as the following reportable business segments: reinsurance operations, real estate management operations, and group life and health insurance operations.

The discontinuation of these businesses resulted from the sales of several operations and the implementation of plans to withdraw from the remaining businesses. These transactions do not affect the comparability of the financial data. The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified in the balance sheet data. Likewise, the income statement data have been restated for 1997 and 1998 to exclude from continuing operations the operating results of discontinued operations. See note 14 to our consolidated financial statements included in our Form 10-K for 2001 and note 8 to our consolidated financial statements included in our 10-Q for the second quarter of 2002.

(3)	In the first quarter of 2001, we recognized the following cumulative effect adjustments for accounting changes:

•	Venture Capital

We record our investments in venture capital partnerships in accordance with the equity method of accounting. We record our share of the net equity in earnings of the venture capital partnerships in accordance with GAAP, using the most recent financial information received from the partnerships. Historically, this information had been provided to us on a one-quarter lag. Due to the volatility in the equity markets, we believed the one-quarter lag in reporting was no longer appropriate. Therefore, we changed our method of applying the equity method of accounting to eliminate the quarterly lag in reporting.

We recorded a charge of $48.8 million (net of income taxes of $26.3 million) representing the cumulative effect of this accounting change on the fourth quarter of 2000. The cumulative effect was based on the actual fourth quarter 2000 financial results as reported by the partnerships.

•	Derivatives

Effective January 1, 2001, we adopted a new accounting pronouncement, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This adoption resulted in a cumulative effect adjustment benefit of $3.9 million (net of income taxes of $2.1 million). See note 3 to our consolidated financial statements included in our Form 10-K for 2001.

In the second quarter of 2001, we recognized the following cumulative effect adjustment for accounting changes:

•	Securitized Financial Instruments

Effective April 1, 2001, we adopted EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments (“EITF 99-20”). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific valuation methods to these securities for an other-than-temporary decline in value. Upon adoption of EITF 99-20, we recorded a $20.5 million charge to net income as a cumulative effect of accounting change, net of income taxes.

In the first quarter of 2002, we recognized the following cumulative effect adjustment for accounting changes:

•	Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted a new accounting standard for goodwill and other intangible assets, including amounts reflected in equity-method investments. The standard primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Under the standard, amortization of goodwill and other intangible assets with indefinite lives recorded in past business combinations was discontinued after 2001 and reporting units have been identified for the purpose of assessing potential future impairments of goodwill. In accordance with the standard, amortization of goodwill and indefinite-lived assets has not been recognized after 2001. We recognized $10.1 million (after-tax) in goodwill and other intangible assets amortization during the six months ended June 30, 2001 that would not have been recognized had the new accounting standard been in effect in those periods.

The standard also requires that goodwill and indefinite-lived intangible assets be tested at least annually for impairment. Upon adoption of the standard, we tested goodwill and indefinite-lived intangibles for impairment by comparing the fair value to the carrying amount of the asset as of the beginning of 2002. Adopting the standard in 2002 resulted in a cumulative effect of accounting change that decreased after-tax income by $130.3 million ($1.30 per share) for the six months ended June 30, 2002, primarily due to declines in the market value of investment management business units previously acquired.

(4)
Earnings per share for the five years in the period ended December 31, 2001 and for the six months ended June 30, 2001 is calculated pro forma based on 104.6 million weighted-average shares outstanding. Earnings per share for the six months ended June 30, 2002 is calculated based on 100.3 million weighted-average shares outstanding. The pro forma weighted-average shares outstanding calculation excludes the period of time before the IPO, during which no shares of common stock were issued.

(5)
Pro forma amounts assuming retroactive application of an accounting change assumes the accounting change for goodwill and other intangible assets had been effective beginning in 1997 and the cumulative effect of all other accounting changes was not recognized. Pro forma amounts were not reasonably determinable for the retroactive application of accounting changes for securitized financial instruments, venture capital partnerships, derivative financial instruments, and the cumulative effect of all accounting changes.

(6)
Due to our loss for 2001, the ratio coverages for those periods were less than 1:1. We would need $122.3 million in additional earnings for the year ended December 31, 2001 to achieve a 1:1 coverage ratio. For the six months ended June 30, 2001, we would need $99.1 million to achieve a 1:1 coverage ratio.

(7)
Due to our loss during 2001, the ratio coverages, including interest credited on policyholder contract balances, for those periods were less than 1:1. We would need $122.3 million in additional earnings for the year ended December 31, 2001 to achieve a 1:1 coverage ratio. For the six months ended June 30, 2001, we would need $99.1 million in additional earnings to achieve a 1:1 coverage ratio.

(8)
Assets under management consist of our total assets as reflected in our consolidated financial statements, adjusted to reflect total rather than net assets of discontinued operations and including goodwill and other intangible assets, plus third party assets managed by our investment management subsidiary, Phoenix Investment Partners.

(9)
In accordance with accounting practices prescribed by the New York State Insurance Department, policyholder surplus for 1997 and subsequent periods includes $175.0 million of total principal amount of surplus notes outstanding.

(10)	This statutory reserve is intended to mitigate changes to the balance sheet as a result of fluctuations in asset values.

RISK FACTORS

Prospective holders of the purchase contracts should carefully consider, in addition to the other information set forth or incorporated by reference in this prospectus, the following information and the information set forth or incorporated by reference in the prospectus of HRH, including, without limitation, information under “Risk Factors.” Prospective holders are further advised that the contents of the prospectus of HRH, and any documents incorporated by reference therein, are not incorporated by reference herein or in any way made a part of this prospectus.

Risk Factors Relating to the Purchase Contracts

The value that holders of the purchase contracts receive on the settlement date depends on the value of the HRH common stock, and you assume the risk that the market price of HRH common stock may decline.

The number of shares of HRH common stock to be received by a holder of a purchase contract on the settlement date is not fixed, will depend on the average of the volume weighted average daily trading price per share of HRH common stock on the NYSE on each of the 20 consecutive trading days ending on the third trading day immediately preceding the settlement date, which we refer to as the applicable market value, and the resulting settlement ratio. See “Description of the Purchase Contracts—Settlement of the Purchase Contracts.” The price of the HRH common stock is subject to market fluctuations and, as a result, the value of the HRH common stock received by a holder of a purchase contract on the settlement date may be more or less than the initial price per purchase contract. If the applicable market value of the HRH common stock is less than the initial price, your investment in the purchase contracts may result in a loss. Accordingly, you assume the risk that the market value of the HRH common stock may decline and that the decline could be substantial.

The opportunity for equity appreciation provided by an investment in the purchase contracts is less than that provided by a direct investment in the HRH common stock.

The opportunity for equity appreciation afforded by an investment in the purchase contracts is less than that afforded by an investment in the HRH common stock because a holder of a purchase contract may receive, in respect of such purchase contract on the settlement date, less than one share of HRH common stock. The market value of the HRH common stock received by you on the settlement date, assuming that the market value is the same as the applicable market value of the HRH common stock, will only exceed the initial price paid by you per purchase contract if the applicable market value of the HRH common stock exceeds the threshold appreciation price of $46.4820, which represents an appreciation of 22.00% over the initial price of $38.10. In this event, you would receive on the settlement date only 81.97% (the percentage equal to the initial price divided by the threshold appreciation price) of the value of the HRH common stock that you would have received if you had made a direct investment in the HRH common stock on the date of this prospectus. In addition, if the market value of HRH common stock appreciates and the applicable market value is greater than the initial price you paid per purchase contract but less than the threshold appreciation price, the market value of the HRH common stock received by you on the settlement date, assuming that the market value is the same as the applicable market value of HRH common stock, would be only equal to the initial price you paid per purchase contract.

The trading prices for the purchase contracts will be directly affected by the trading price of the HRH common stock and interest rates.

The trading prices of purchase contracts in the secondary market will be directly affected by the trading price of the HRH common stock and the general level of interest rates, among other factors. It is impossible to predict whether the price of the HRH common stock or interest rates will rise or fall. Trading prices of the HRH common stock will be influenced by the operating results and prospects of HRH and by economic, financial and other factors. In addition, the concurrent offering of HRH common stock by HRH and us and general market conditions, including the level of, and fluctuations in the trading prices of stocks generally, and sales of substantial amounts of HRH common stock in the market after the offerings of the purchase contracts and HRH common stock, or the perception that such sales could occur, could affect the price of HRH common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the purchase contracts and the HRH common stock. Any such arbitrage could, in turn, affect the trading prices of the purchase contracts and the HRH common stock. See the prospectus of HRH for more information regarding HRH common stock.

Upon settlement of the purchase contracts, the aggregate value of the HRH common stock you receive may be less than the aggregate value of the HRH common stock underlying the purchase contracts just prior to the settlement date.

Because the applicable market value of the HRH common stock is the average of the volume weighted average daily price on each of the 20 consecutive trading days ending on the third trading day immediately preceding the settlement date, the number of shares of HRH common stock delivered for each purchase contract may be greater or fewer than the number that would have been delivered based on the market price of the HRH common stock on the last trading day in such period. In addition, you will bear the risk of fluctuations in the market price of the shares of HRH common stock deliverable upon settlement of the purchase contract between the end of such period and the date such shares are delivered.

If you hold purchase contracts, you will not be entitled to any rights with respect to the HRH common stock, but you will be subject to all changes made with respect to the HRH common stock.

If you hold purchase contracts, you will not be entitled to any rights with respect to the HRH common stock (including, without limitation, voting rights or rights to receive any dividends or other distributions on the HRH common stock), but you will be subject to all changes affecting the HRH common stock. You will be entitled to rights with respect to the HRH common stock only after we deliver the HRH common stock on the settlement date and only if the applicable record date, if any, for the exercise of rights occurs after the date you receive the shares. For example, in the event that an amendment is proposed to the articles of incorporation or by-laws of HRH requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the HRH common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the HRH common stock.

The anti-dilution adjustments for the purchase contracts do not cover all the events that could adversely affect the trading price of the HRH common stock. For example, HRH may issue additional HRH common stock and thereby materially and adversely affect the price of the HRH common stock.

The number of shares of HRH common stock that you are entitled to receive on the settlement date is subject to adjustment for certain stock splits and combinations, stock dividends and certain other actions by HRH that modify its capital structure. We will not adjust the exchange ratio for other events, including offerings of HRH common stock for cash by HRH or in connection with acquisitions. Any additional issuance or sales of HRH common stock may materially and adversely affect the price of HRH common stock and, because of the relationship of the number of shares to be received on the settlement date to the price of the HRH common stock, may also adversely affect the trading price of the purchase contracts.

The purchase contracts may influence the market price for HRH common stock, including during the period when the settlement ratio is being calculated.

Any market that develops for the purchase contracts is likely to influence, and be influenced by, the market for the HRH common stock. For example, the price of the HRH common stock could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial additional amounts of HRH common stock received upon settlement of the purchase contracts. Such resales might be made by investors who view the purchase contracts as a more attractive means of equity participation in HRH than owning HRH common stock and by hedging or arbitrage trading activity that may develop involving the purchase contracts and HRH common stock. Any effect on the market price of HRH common stock during the period when the settlement ratio is being calculated could negatively affect the amount or value of the HRH common stock you receive on the settlement date.

The secondary market for the purchase contracts, if any, may be illiquid.

It is not possible to predict how the purchase contracts will trade in the secondary market, if any develops, or whether the market will be liquid or illiquid. There is currently no secondary market for the purchase contracts. The purchase contracts will not be listed for trading on any national securities exchange or automated inter-dealer quotation system. There can be no assurance that a secondary market will develop or that you will be able to sell the purchase contracts or that a trading market, if it does develop, will provide the holders of the purchase contracts with liquidity of investment or that it will continue for the life of the purchase contracts.

The purchase contract agreement will not be qualified under the Trust Indenture Act and the obligations of the purchase contract agent are limited.

The purchase contract agreement between us and the purchase contract agent will not be qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

•	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

•
provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

•	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

HRH has no obligation with respect to the purchase contracts and does not have to consider your interests for any reason.

HRH has no obligations with respect to the purchase contracts or amounts to be paid to holders thereof, including any obligation to take your interests into consideration for any reason. HRH will not receive any of the proceeds of this offering of the purchase contracts.

The United States federal income tax consequences of the purchase, ownership and disposition of the purchase contracts are unclear.

No statutory, judicial or administrative authority directly addresses the treatment of the purchase contracts or instruments similar to the purchase contracts for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of the purchase contracts are not entirely clear. The IRS may take the position that the amount, timing and character of taxable income you earn on the purchase contracts may be different from what is described in this prospectus. For additional tax related risks, see “Certain United States Federal Income Tax Considerations.”

Risk Factors Relating to Phoenix

Some of our investments outside the closed block have limited liquidity, which could hurt our cash flow.

The plan of reorganization relating to our demutualization in June 2001 required Phoenix Life to establish and operate an arrangement, known as a closed block, to ensure that the reasonable dividend expectations of policyholders who own certain individual insurance policies of Phoenix Life are met, and that benefits under such policies are paid. Phoenix Life must retain within the closed block the cash flows produced by closed block assets in order to pay policy benefits and dividends to closed block policyholders, which means that these cash flows are not available to us to meet unexpected cash needs in our other businesses. The assets that are within the closed block include a substantial portion of our most liquid assets.

As of June 30, 2002, $5.8 billion, or 38%, of the invested assets outside the closed block consisted of investments in private debt securities, mortgage loans, real estate, policy loans, equity securities and limited partnership interests, including our venture capital investments, all of which have limited liquidity. If we need to sell such investments because we require significant amounts of cash on short notice in excess of our normal cash requirements, as could be the case if we experience unexpectedly sudden and high volumes of non-participating insurance policy and annuity surrenders, we might have difficulty doing so at attractive prices or in a timely manner. This could cause a drain on our cash and therefore limit the cash we have available to meet our other obligations, including contract adjustment payments under the purchase contracts.

We might need to fund deficiencies in our closed block, which would result in a reduction in net income and could result in a reduction in investments in our on-going business.

We have allocated assets to the closed block required by our demutualization in an amount that will produce cash flows that, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. These obligations and liabilities include, but are not limited to, provisions for the payment of claims and certain expenses and taxes, and provisions for the continuation of the policyholder dividend scales in effect for 2000, if the experience underlying such scales continues, and for appropriate adjustments in such scales if the experience changes. Our allocation of assets to the closed block was based on actuarial assumptions about our payment obligations to closed block policyholders, as well as assumptions about the investment earnings the closed block assets will generate over time. Since such assumptions are to some degree uncertain, it is possible that the cash flows generated by the closed block assets and the anticipated revenues from the policies included in the closed block will prove insufficient to provide for the benefits guaranteed under these policies. We would have to fund the shortfall resulting from such an insufficiency. Moreover, even if these assets, cash flows and revenues are sufficient, we may choose to support closed block policyholder dividend payments with assets and cash flows from outside of the closed block.

Venture capital earnings are dependent on the performance of the equity markets, which means that this segment’s contribution to our income from continuing operations may be subject to significant volatility.

At times in the last five years Venture Capital has represented a large component of our total income or loss from continuing operations. Venture Capital is a risky, illiquid investment, the value of which is prone to significant fluctuation. Income from Venture Capital represented 56% and 190% of our total income from continuing operations in 1999 and 2000, respectively. In 2001 and in the first six months of 2002, however, our venture capital investments decreased our income from continuing operations by $54.9 million and $22.7 million, respectively, representing 40% and 273% of our total loss from continuing operations in 2001 and the first six months of 2002, respectively. The performance of the partnerships depends upon the economic performance of the underlying assets held by the partnerships, which is difficult to predict.

Our Venture Capital portfolio has a large technology component and includes investments in other sectors such as telecommunications, the asset values of which tend to move in close relation with the technology sector.

The decrease in this portfolio’s income in 2001 and 2002 resulted primarily from equity market declines in the technology sector and other related sectors. It is possible that we will continue to experience declines related to our venture capital investments.

In addition, the returns we achieve in Venture Capital depend in large part on the efforts and performance results obtained by the managers of the partnerships in which we invest. We have neither an active role in the day-to-day management of the partnerships in which we invest, nor the ability to approve the specific investment management decisions made by the managers of the partnerships. Although we evaluate each potential partnership investment based on criteria such as the performance history of the partnership and its manager, as well as the partnership’s investment strategies, the past performance of a partnership and its manager may not be a reliable indicator of future results. Furthermore, the managers, key personnel and investment strategies of a partnership may change at any time without our consent.

We could have material losses in the future from our discontinued reinsurance business.

In 1999, we sold our individual life reinsurance business and discontinued the operations of our group accident and health and group life reinsurance business. We adopted a plan to stop writing new contracts covering these risks and end our existing contracts as soon as those contracts would permit. However, we remain liable for claims under those contracts.

We have established reserves and reinsurance recoverables for claims and related expenses that we expect to pay on our discontinued group accident and health reinsurance business. These reserves and reinsurance recoverables are a net present value amount that is based on currently known facts and estimates about, among other things, the amount of insured losses and expenses that we believe we will pay, the period over which they will be paid, the amount of reinsurance we believe we will collect under our finite reinsurance and our other reinsurance to cover our losses and the likely legal and administrative cost of winding down the business. Total reserves were $35 million and total reinsurance recoverables were $80 million at June 30, 2002. In addition, in 1999 we purchased finite aggregate excess-of-loss reinsurance to further protect us from unfavorable results from this discontinued business. The initial premium for this coverage was $130 million. The maximum coverage available is currently $190 million and increases to $230 million by 2004. The amount of our total financial provisions at June 30, 2002 was therefore $145 million, consisting of reserves, less reinsurance recoverables, plus the amount currently available from our finite aggregate excess-of-loss reinsurance, and represents our best estimate of the provisions required for the payment of our entire remaining loss exposure on the discontinued group accident and health reinsurance business.

Because we must use estimates in establishing our loss and expense reserves, they are subject to uncertainty. In the case of our discontinued group accident and health reinsurance business, several factors make estimating the required provisions more difficult. First, it may take a number of years for the claims on the large majority of the remaining business to be reported to us. In many cases, the types of losses involved will develop over a relatively long period. Further, some of our remaining contracts cover losses that will be incurred in 2002 and subsequent years. For these reasons, we cannot know today what our actual claims experience will be.

In addition, we are involved in two sets of disputes relating to certain portions of our discontinued group accident and health reinsurance business. For the detail of the disputes, please see note 14 “Discontinued Operations” to our consolidated financial statements on our annual report on Form 10-K for the year ended December 31, 2001 and note 8 “Discontinued Reinsurance Operations” to our unaudited consolidated financial statements on our quarterly report on Form 10-Q for the three months ended June 30, 2002.

In establishing our provisions described above for the payment of insured losses and expenses on this discontinued business, we have made assumptions about the likely outcome of the disputes referred to above, including an assumption that substantial recoveries would be available from our reinsurers on all of our discontinued reinsurance business. However, the inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements we may enter into in the future would be on favorable terms, makes it hard to predict the outcomes with certainty. Given the need to use estimates in establishing loss reserves, and the difficulty in predicting the outcome of arbitrations and lawsuits, our actual net ultimate exposure likely will differ from our current estimate. If future facts and circumstances differ significantly from our estimates and assumptions about future events with respect to the disputes referred to above or other portions of our discontinued reinsurance business, our current reserves may need to be increased materially, with a resulting material adverse effect on our results of operations and financial condition.

A challenge to the plan of reorganization or to the approval of the plan by the New York Superintendent of Insurance might adversely affect the terms of the demutualization.

In order to become effective, the plan of reorganization had to be approved by the New York Superintendent of Insurance after a public hearing based on a finding, among other things, that the plan is fair and equitable to policyholders. The public hearing was held on March 19, 2001 and the Superintendent approved the plan on June 1, 2001.

Section 326 of the New York Insurance Law provides that orders issued by the New York Superintendent are subject to judicial review by proceeding under Article 78 of the Civil Practice Law and Rules, which provides that all challenges must be commenced within four months of the date the order becomes final and binding. The four-month period during which the New York Superintendent’s order was subject to challenge has lapsed.

If the New York Superintendent’s approval of the plan of reorganization were successfully challenged in court, it could result in modification of the plan or the New York Superintendent’s approval of the plan being set aside. A successful challenge would probably create uncertainty surrounding the terms and effectiveness of the plan and would have a material adverse effect on our business, results of operations and financial condition. However, to succeed, the challenger would have to prove that the New York Superintendent’s approval of the plan was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by error of law, or not supported by substantial evidence. Further, Section 7312 discourages frivolous challenges. A challenging party might have to post a bond or other security for our reasonably likely legal and related expenses. If the action were terminated, the court might determine that we could take all or part of this security to pay our costs.

Pending lawsuits seek to challenge Phoenix Life’s reorganization and the adequacy of the information provided to policyholders regarding the plan of reorganization. We believe that these lawsuits lack merit. The first of these lawsuits, Andrew Kertesz v. Phoenix Home Life Mut. Ins. Co., et al., was filed on April 16, 2001, in the Supreme Court of the State of New York for New York County. The plaintiff seeks to maintain a class action on behalf of a putative class consisting of the eligible policyholders of Phoenix Life as of December 18, 2000, the date the plan of reorganization was adopted. Plaintiff seeks compensatory damages for losses allegedly sustained by the class as a result of the demutualization, punitive damages and other relief. The defendants named in the lawsuit include Phoenix Life, The Phoenix Companies, Inc. directors of Phoenix Life, as well as Morgan Stanley & Co. Incorporated, financial advisor to Phoenix Life in connection with the plan of reorganization. A motion to dismiss the claims asserted in this lawsuit has recently been granted, but the appeal period has not yet expired.

On October 22, 2001, Andrew Kertesz filed a proceeding pursuant to Article 78 of the New York Civil Practice Law and Rules, Andrew Kertesz v. Gregory V. Serio, et al., in the Supreme Court of New York for New York County. The Article 78 petition seeks to vacate and annul the decision and order of the New York Superintendent, dated June 1, 2001, approving the plan of reorganization. The petition names as respondents the New York Superintendent, Phoenix Life, The Phoenix Companies, Inc., and the directors of Phoenix Life. We believe that the allegations of the petition are meritless and intend to vigorously defend against all the claims asserted. A motion to dismiss this lawsuit has recently been granted, but the appeal period has not yet expired.

Two additional lawsuits challenging the plan have been dismissed. We are not aware of any other lawsuits challenging the plan.

A further downgrade in our claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affect relationships with distributors and reduce new sales. Any of these occurrences would reduce our revenues from sales of life insurance policies.

Claims paying ability ratings, sometimes referred to as financial strength ratings, indicate a rating agency’s view of an insurance company’s ability to meet its obligations to its insureds. These ratings are therefore key factors underlying the competitive position of life insurers. In particular, several of the non-affiliated distributors of our life insurance products refuse to do business with insurance companies that are rated lower than Aa3 for financial strength by Moody’s Investors Service, Inc. (or the equivalent of such rating issued by other recognized ratings agencies). Phoenix Life currently has ratings of Aa3 (“Excellent”) from Moody’s Investors Service, Inc. and A (“Excellent”) from A.M. Best Company, Inc. On September 19, 2002, Fitch IBCA downgraded our rating from AA (“Very Strong”) to AA- (“Very Strong”). On October 16, 2002, Standard & Poor’s Ratings Services downgraded our rating from AA- (“Very Strong”) to A+ (“Strong”). On September 6, 2002, Moody’s placed us on review for a possible downgrade. A further rating downgrade or the potential for such a downgrade for Phoenix Life could materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affect relationships with distributors of our life insurance products, reduce new sales and adversely affect our ability to compete. Any of these occurrences could have a material adverse effect on our revenues from sales of life insurance policies.

Risks related to regulation and proposed legislation eliminating or modifying the federal estate tax could adversely affect revenues from our life insurance products, because some of them are specifically designed and marketed as policies that help a decedent’s heirs to pay this tax.

Legislation enacted in the spring of 2001 will increase the size of estates exempt from the federal estate tax and phase in reductions in the estate tax rate between 2002 and 2009 and repeal the estate tax entirely in 2010. Under the legislation, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. A substantial reduction or repeal of the federal estate tax would likely have a negative impact on our revenues from the sale of estate planning products, including in particular our new sales of second-to-die life insurance policies. These policies insure the lives of both a husband and wife, with the policy proceeds payable after both spouses have died. A second-to-die policy effectively enables a couple to pre-fund its heirs’ estate tax obligations by making the policy proceeds available to the heirs at the time estate taxes are due. Second-to-die policies are often purchased by couples whose assets are largely illiquid, and whose heirs otherwise might have to attempt to liquidate part of the estate in order to pay the tax. Second-to-die policies represented 35% and 22% of our new life insurance premiums and deposits in 2000 and 2001, respectively, and the repeal, increase in exemption or the reduction of the rate, of the federal estate tax may reduce the attractiveness of second-to-die policies sold for this purpose.

We are an insurance holding company with no significant business operations of our own, and our insurance subsidiaries’ ability to pay dividends to us is restricted by law.

As a holding company that is separate and distinct from our insurance subsidiaries, we have no significant business operations of our own. Therefore, we rely on the dividends from our insurance company subsidiaries as the principal source of cash flow to meet our obligations, including our obligations to make contract adjustment payments under the purchase contracts. Moreover, applicable insurance holding company laws limit the payment of dividends by our insurance subsidiaries. Our subsidiaries have no obligation to pay any amounts with respect to contract adjustment payments, and all such amounts will be structurally subordinated to the obligations and liabilities of our subsidiaries. The purchase contract agreement relating to the purchase contracts does not limit our ability or the ability of our subsidiaries to issue or incur additional unsecured debt or preferred stock. See “Phoenix” for further details on our subsidiaries’ ability to pay dividends to us.

PHOENIX

We are a leading provider of wealth management products and services offered through a variety of select advisors and financial services firms to serve the accumulation, preservation and transfer needs of the affluent and high-net-worth market, businesses and institutions. We refer to our products and services together as our wealth management solutions. We offer a broad range of life insurance, annuity and investment management solutions through a variety of distributors. These distributors include affiliated and non-affiliated advisors and financial services firms who make our solutions available to their clients.

We were incorporated in Delaware in March 2000. On June 25, 2001, Phoenix Home Life Mutual Insurance Company converted from a mutual life insurance company to a stock life insurance company, became our wholly-owned subsidiary and changed its name to Phoenix Life Insurance Company, or Phoenix Life. At the same time, Phoenix Investment Partners, Ltd., or PXP, became our indirect wholly-owned subsidiary.

As a holding company that is separate and distinct from our subsidiaries, we have no significant business operations of our own. We rely on dividends from our subsidiary Phoenix Life, which is domiciled in New York, as the principal source of cash flow to meet our obligations. These obligations include payments on our debt securities and the payment of dividends on our capital stock. The New York Insurance Law limits the payment of dividends by New York-domiciled insurers. Under this law, the ability of Phoenix Life to pay stockholder dividends to us in any calendar year in excess of the lesser of:

•	10% of Phoenix Life’s surplus to policyholders as of the immediately preceding calendar year; or

•	Phoenix Life’s statutory net gain from operations for the immediately preceding calendar year, not including realized capital gains is subject to the discretion of the New York Superintendent of Insurance.

The dividend limitation imposed by the New York Insurance Law is based on the statutory financial results of Phoenix Life. Statutory accounting practices differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes.

We do not expect to receive significant dividend income from PXP for several years, because we expect that during this time PXP will use a substantial portion of its cash flow from operations to pay down its outstanding debt.

Our rights to participate in any distribution of assets of any of our subsidiaries (for example, upon their liquidation or reorganization), and the ability of holders of our securities to benefit indirectly from such a distribution, are subject to the prior claims of creditors of the applicable subsidiary, except to the extent that we may be a creditor of that subsidiary. Claims on these subsidiaries by persons other than us include, as of June 30, 2002, claims by policyholders for benefits payable amounting to $14.5 billion, claims by separate account holders of $5.4 billion, and other liabilities including claims of trade creditors, claims from guaranty associations and claims from holders of debt obligations amounting to $0.9 billion.

Our principal executive offices are located at One American Row, Hartford, Connecticut 06102-5056, and our telephone number is (860) 403-5000.

The following information was derived solely from the prospectus of HRH attached hereto, which was prepared by and is the sole responsibility of HRH. For additional information regarding HRH and the shares of HRH common stock that holders of purchase contracts will receive upon settlement of the purchase contracts, see the attached prospectus of HRH.

HRH

HRH is the tenth largest insurance intermediary in the world and the seventh largest insurance intermediary in the United States based on 2001 brokerage revenues, according to Business Insurance magazine. Through its network of over 100 offices in the United States, HRH assists its clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure and serves as an intermediary between them and insurance companies that underwrite their risks.

HRH’s corporate headquarters is located at 4951 Lake Brook Drive, Suite 500, in Glen Allen, Virginia 23060, and its telephone number is (804) 747-6500.

RELATIONSHIP BETWEEN PHOENIX AND HRH

On May 3, 1999, we, through our subsidiary, Phoenix Life, sold our majority interest in American Phoenix Corporation, our property and casualty distribution subsidiary, to HRH for cash, shares of HRH common stock and debt convertible into shares of HRH common stock. We also have contractual rights to designate two nominees for election to HRH’s board of directors. As of November 7, 2002, two of our designees were serving as HRH directors. Concurrently with this offering of the purchase contracts, by means of a separate prospectus, HRH will sell 1,150,000 shares of its common stock and we will sell 654,000 shares of HRH common stock. In connection with the offering of the purchase contracts and the concurrent offering of HRH common stock, one of our designees will resign from the HRH board of directors and the other will become subject to the same nomination process as all of HRH’s other directors. Neither this offering nor the offering of HRH common stock is conditioned on the other.

Share Ownership

As of November 7, 2002, Phoenix Life owned 1,735,934 shares of HRH common stock and debentures of HRH convertible into an additional 2,813,186 shares of HRH common stock, together representing 14.1% of the issued and outstanding HRH common stock assuming full conversion of the convertible debt held by Phoenix Life. Immediately prior to the completion of the offering, Phoenix Life will fully convert the debentures of HRH held by it into HRH common stock and transfer to Phoenix the shares of HRH common stock to be sold by Phoenix in the secondary offering and to be pledged by Phoenix to support our obligations under the purchase contracts. We will pledge 3,150,000 shares of HRH common stock to secure our performance under the purchase contracts. After giving effect to the combined offering of HRH common stock by us and by HRH (and assuming no exercise of the over-allotment option granted to the underwriters) and assuming full conversion of the convertible debt held by Phoenix Life and the delivery in 2005 of the maximum number of shares of HRH common stock deliverable under the purchase contracts, we would own, assuming no exercise of the over-allotment option granted to the underwriters in this offering, 745,120 shares of HRH common stock, which would represent 2.2% of the shares of HRH common stock outstanding.

Voting and Standstill Agreement

In connection with HRH’s acquisition of American Phoenix Corporation, or American Phoenix, we entered into a voting and standstill agreement with HRH. The voting and standstill agreement established certain rights and obligations in connection with our relationship with HRH. In connection with this offering and the concurrent offering of HRH common stock, we and HRH have agreed to modify our contractual relationship, effective as of the closing of this offering and the concurrent offering of HRH common stock, whichever is earlier, as follows:

•
HRH will no longer have any obligation under the voting and standstill agreement to maintain seats on its board of directors for Robert W. Fiondella, our Chairman and Chief Executive Officer and director, or for the individual that we have designated as a director under the agreement—currently, David W. Searfoss. Mr. Fiondella would then be subject to the same nomination process as all of HRH's other directors, and Mr. Searfoss would resign from the HRH board of directors at a mutually agreed upon time.

•
We and our affiliates will continue to be required to vote any shares of HRH common stock that we own in accordance with the recommendation of HRH’s board of directors or a nominating committee thereof with respect to nominees to HRH’s board of directors and in accordance with the recommendation of HRH’s board of directors with respect to certain tender or exchange offers, election contests and other attempts to acquire control of HRH or its board of directors and, until May 3, 2004, business combinations and similar transactions for which HRH seeks shareholder approval.

•
Subject to certain exceptions, HRH will continue to limit the ability of us and our affiliates, excluding certain of our investment management and advisory subsidiaries acting in the ordinary course of their business, to acquire additional shares of HRH common stock or other securities convertible or exchangeable into HRH common stock so that our aggregate beneficial ownership of shares of HRH common stock will not equal or exceed 20% of HRH’s issued and outstanding common stock.

•
Subject to certain exceptions, HRH will continue to restrict the transfer of any shares of HRH common stock by us and our affiliates, excluding certain of our investment management and advisory subsidiaries acting in the ordinary course of our business, to any person or group without HRH’s prior written consent if, as a result of the transfer, that person or group would have beneficial ownership of more than 9.9% of HRH’s issued and outstanding shares of HRH common stock. HRH will continue, however, to allow transfers to our affiliates if the affiliate agrees to be bound by the voting and standstill agreement.

•	HRH will restrict our and our affiliates’ ability to transfer shares of HRH common stock for nine months from the date of this prospectus. See “Underwriting.”

•
We will convert all of the convertible debentures of HRH held by us into HRH common stock immediately prior to the earlier of the closing of this offering and the closing of the HRH common stock offering.

•
On the day following the settlement date for the purchase contracts, the number of HRH common shares that we beneficially own will not exceed 4,549,120 shares less the sum of: (a) the number of shares sold by us in the offering of HRH common stock and (b) the number of shares required to be delivered by us to holders of purchase contracts on the settlement date.

The voting and standstill agreement expires on May 3, 2009.

Non-Competition Covenant

Under the terms of the American Phoenix stock purchase agreement, we agreed that, until we and our affiliates no longer beneficially own at least ten percent of the issued and outstanding HRH common stock (including HRH common stock pledged pursuant to the purchase contracts) on a fully diluted basis, we and our affiliates would not acquire an ownership interest in a property and casualty insurance agency, subject to certain exceptions. This limitation will continue to apply to our relationship with HRH so long as we continue to own a sufficient number of shares of HRH common stock.

Registration Rights Agreement

In connection with HRH’s acquisition of American Phoenix, we also entered into a registration rights agreement with HRH. Under the registration rights agreement, HRH agreed to provide certain demand and piggy-back registration rights of the shares of HRH common stock acquired by us and the shares of HRH common stock issuable to us or our affiliates upon conversion of the subordinated debentures of HRH held by us. The HRH common stock that we are offering for sale by means of a separate prospectus is being sold under the exercise of a registration right under the terms of the registration rights agreement.

Under the terms of the registration rights agreement, we have exercised our demand registration right with respect to the HRH common stock that is subject to the pledge and delivery obligations of the stock purchase contracts. HRH has included the delivery of those shares of HRH common stock to the holders of the stock purchase contracts on a separate registration statement with the SEC.

MARKET FOR HRH COMMON STOCK

HRH common stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol “HRH.” As of October 1, 2002, there were 492 holders of record of HRH common stock.

The following table sets forth the reported high and low sales prices per share of HRH common stock on the NYSE Composite Tape, based on published financial sources. All information has been adjusted to reflect a 2-for-1 common stock split paid on December 31, 2001.

Quarter Ended	Sales Price
	High	Low
2000
March 31	$14.44	$12.81
June 30	17.63	13.47
September 30	21.06	17.13
December 31	20.84	18.38
2001
March 31	$20.44	$16.88
June 30	22.08	17.20
September 30	24.08	20.55
December 31	31.38	22.45
2002
March 31	$38.69	$26.66
June 30	46.15	30.37
September 30	45.70	33.80
December 31 (through November 7)	44.83	35.88

USE OF PROCEEDS

We estimate that the net proceeds of our offering of purchase contracts, after deducting underwriting discounts and commissions and other expenses payable by us, will be approximately $115.5 million or  $133.0 million if the underwriters exercise their over-allotment option in full. The Phoenix Companies, Inc. intends to use the net proceeds of this offering to pay in full an intercompany note that will be held by its wholly-owned subsidiary, Phoenix Life. This note, which will bear interest at the overnight London InterBank Offered Rate and will mature within one week of the completion of our offering of purchase contracts, will be issued as consideration for the acquisition from Phoenix Life of shares of HRH common stock, including shares that will be pledged to the collateral agent as security for our obligations under the purchase contracts. Phoenix Life will use the proceeds of the repayment of the note for general corporate purposes.

CAPITALIZATION

The following table presents the consolidated capitalization of Phoenix as of June 30, 2002. The purchase contracts will be characterized as a liability of Phoenix, but not as indebtedness, and accordingly will not affect its capitalization. The accounting treatment of the purchase contracts is described in “Accounting Treatment of the Purchase Contracts.”

June 30, 2002
(in millions)
Indebtedness:
Public debt securities	$304.3
Bank borrowings	125.0
Surplus notes	175.0

Total indebtedness	604.3
Stockholders’ Equity:
Preferred stock ($0.01 par value, 250.0 million shares authorized, none issued)	—
Common stock, ($0.01 par value, 1.0 billion shares authorized, 106.4 million shares issued)	1.0
Treasury stock, at cost: 8.4 million shares	(135.9)
Additional paid-in capital	2,410.4
Accumulated deficit	(185.2)
Accumulated other comprehensive income	121.3

Total stockholders’ equity	2,211.6

Total capitalization	$2,815.9

ACCOUNTING TREATMENT OF THE PURCHASE CONTRACTS

The purchase contracts will be reflected as a liability in our consolidated financial statements under the heading “Delivery obligations under stock purchase contracts.” The contract adjustment payments will be reflected in “Other expenses” in our consolidated statement of income. The purchase contracts will be valued at the aggregate stated amount thereof inclusive of a premium representing the fair value of the net purchased option contained in the purchase contracts before the deduction of unamortized original issue costs. Original issue costs and the fair value of the premium on the net purchased option will be amortized over the life of the purchase contracts. Contract adjustment payments on the purchase contracts will be accrued based on the terms of the purchase contracts.

Under current accounting principles, the purchase contracts will be considered a forward contract, effectively hedging the HRH common stock which we have pledged to secure our obligations under the purchase contracts. The value of the purchase contracts will be indexed based on a notional amount equal to the stated amount of the purchase contracts, which will be based upon the closing price per share of the HRH common stock on the date we price the purchase contracts for sale to the public. Subsequent increases or decreases in the market value of the purchase contracts, as indexed to their notional amount, will be recognized in a separate component of stockholders’ equity.

DESCRIPTION OF THE PURCHASE CONTRACTS

General

The purchase contracts will be issued under a purchase contract agreement, to be dated as of November 13, 2002, between us and Wachovia Bank, National Association, as purchase contract agent. We have summarized all material provisions of the purchase contract agreement below. This summary is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the purchase contract agreement. The form of purchase contract agreement is filed as an exhibit to the registration statement of which this prospectus is a part and you should read the purchase contract agreement for provisions that may be important to you. Capitalized terms used in this summary have the meaning specified in the purchase contract agreement. In this summary, “we”, “our” or “us” means solely The Phoenix Companies, Inc. and its successors under the purchase contract agreement and not any of its subsidiaries.

We will issue 3,150,000 purchase contracts (3,622,500 purchase contracts if the underwriters exercise their overallotment option in full), each with a stated amount of $38.10.

Settlement of the Purchase Contracts

Unless settled early or accelerated as described below under “— Early Settlement upon Cash Merger” or “— Events of Default,” each purchase contract will obligate us to deliver on November 13, 2005, which we refer to as the scheduled settlement date, a number of shares of HRH common stock equal to the “settlement ratio.” We refer to the date of settlement of the purchase contracts, whether pursuant to early settlement, acceleration or on the scheduled settlement date, as the settlement date. In all cases, the settlement ratio will be calculated, subject to adjustment as described under “— Anti-Dilution Adjustments,” as set forth below:

•
If the applicable market value of HRH common stock is equal to or greater than the threshold appreciation price of $46.4820, which is 22.00% above the initial price of $38.1000, the settlement ratio will be 0.8197.

•
If the applicable market value of HRH common stock is less than the threshold appreciation price but greater than the initial price, the settlement ratio will be equal to the stated amount divided by the applicable market value.

•	If the applicable market value of HRH common stock is less than or equal to the initial price, the settlement ratio will be 1.0.

Accordingly, if the market price for HRH common stock increases between the date of this prospectus and any settlement date such that the applicable market value is greater than the threshold appreciation price, the aggregate market value of the HRH common stock delivered upon settlement of each purchase contract will be greater than the amount you paid for the purchase contract. In addition, if the market price for HRH common stock increases between the date of this prospectus and any settlement date such that the applicable market value is equal to or less than the threshold appreciation price and equal to or greater than the stated amount, the aggregate market value of the HRH common stock delivered upon settlement of each purchase contract will be equal to the amount you paid for the purchase contract. Finally, if the market price for HRH common stock decreases between the date of this prospectus and any settlement date such that the applicable market value is less than the stated amount, the aggregate market value of the HRH common stock delivered upon settlement of each purchase contract will be less than the amount you paid for the purchase contract. The preceding statements assume that the market price of HRH common stock on the settlement date is the same as the applicable market value of HRH common stock, that there has been no partial early settlement of the purchase contracts and that the amount you paid for the purchase contracts is equal to the initial price.

If there is a partial early settlement of the purchase contracts following a cash merger of HRH, the initial price and the threshold appreciation price are subject to adjustment as described under “— Early Settlement upon Cash Merger.”

“Applicable market value” means the average of the volume weighted average price per share of HRH common stock on the 20 consecutive trading days ending on the third trading day immediately preceding the scheduled settlement date, subject to adjustment as described under “— Anti-Dilution Adjustments.”

“Closing price” of HRH common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of HRH common stock on the NYSE on that date or, if HRH common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which HRH common stock is so listed. If HRH common stock is not so listed on a United States national or regional securities exchange, the closing price means the last sale price of HRH common stock as reported by the Nasdaq Stock Market or, if HRH common stock is not so reported, the last quoted bid price for HRH common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of HRH common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A “trading day” means a day on which HRH common stock is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of HRH common stock.

“Volume weighted average price” of HRH common stock on any date of determination means the arithmetic average of the volume weighted prices per share of all trades of HRH common stock on the NYSE on such date. The volume weighted average price of HRH common stock shall be determined by reference to Bloomberg Financial Markets page HRH UN Equity AQR or any successor or replacement page. If HRH common stock is not listed on the NYSE, the volume weighted average price of HRH common stock shall be determined by reference to the Bloomberg Financial Markets page that reports such information with respect to HRH common stock for the national or regional securities exchange, the Nasdaq Stock Market or the over-the-counter market that is the primary market for the trading of HRH common stock. If such information is not available on any Bloomberg page, the volume weighted average price shall be the closing price of HRH common stock.

Early Settlement upon Cash Merger

Prior to the scheduled settlement date, if HRH is involved in a merger, reclassification or sale of substantially all of its assets, which we refer to as a merger, in which 25% or more of the consideration for the HRH common stock consists of cash or cash equivalents, which we refer to as a cash merger, the purchase contracts will be partially accelerated with respect to such cash consideration and, promptly following the effective date of the cash merger, settled for an amount of cash or cash equivalents computed based on the settlement ratio in effect immediately prior to the effective date of the cash merger and the percentage of merger consideration consisting of cash or cash equivalents. We refer to this as merger early settlement. The percentage of merger consideration consisting of cash or cash equivalents shall be determined by reference to the actual amount of cash or cash equivalents received by us per share of HRH common stock in such cash merger; provided that if we no longer own any HRH common stock or affirmatively elect to receive less than the maximum amount of cash or cash equivalents offered in such cash merger, such percentage shall be determined by reference to the maximum amount of cash or cash equivalents received per share of HRH common stock by HRH shareholders who elect to receive the maximum amount of cash or cash equivalents.

If HRH is involved in a merger in which 100% of the consideration for HRH common stock is cash or cash equivalents, the purchase contracts will be completely accelerated and you will receive in cash accrued and unpaid contract adjustment payments through the settlement date plus the present value of all contract adjustment payments that would have been payable for the period from and including such settlement date through but excluding the scheduled settlement date. Such present value shall be calculated based on an interest rate equal to (1) the USD-LIBOR-BBA interest rate or the “offer side” U.S. dollar swap rate in effect on the settlement date with a designated maturity that corresponds most closely to, but is longer than, the period from and including such settlement date to but excluding the scheduled settlement date, plus (2) 0.50%. If the merger consideration is less than 100% cash or cash equivalents, the purchase contracts will remain outstanding and subject to settlement on the scheduled settlement date with respect to the portion of merger consideration that does not consist of cash or cash equivalents, subject to appropriate adjustments as set forth below and under “— Anti-Dilution Adjustments — Reorganization Events.” There will not be any decrease to the contract adjustment payments following a partial early settlement of the purchase contracts.

We will provide each holder with a notice of the completion of a cash merger promptly following the receipt by holders of HRH common stock of the consideration from such cash merger. The notice will specify the early settlement date, which shall be a date specified by us that is within five business days following the receipt by holders of HRH common stock of the consideration from such cash merger. The notice will also set forth, among other things, the formula for determining the applicable settlement ratio and the amount of cash or cash equivalents receivable by the holder upon settlement.

So long as the purchase contracts are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement upon a cash merger will also be governed by standing arrangements between the depositary and the purchase contract agent.

We will deliver to the holder on the early settlement date the amount of cash or cash equivalents that the holder would have been entitled to receive in the cash merger for the shares of HRH common stock the holder would have held had it settled the purchase contract immediately before the cash merger. The shares of HRH common stock the holder will be assumed to receive in such case will be computed using the settlement ratio in effect at such time, based upon the applicable market value of HRH common stock as if the settlement date were the effective date of the cash merger, which we refer to as the merger market value.

If there is a partial acceleration of the purchase contracts following a cash merger, prior to settlement of the remaining portion of the purchase contracts we will adjust the initial price and the threshold appreciation price by multiplying each by a fraction the numerator of which is the merger market value minus the value of the cash or cash equivalents received per share of HRH common stock in such cash merger and the denominator of which is the merger market value. Such adjustment will be in addition to any other adjustments to the settlement ratio or applicable market value required as set forth under “— Anti-dilution Adjustments.”

Contract Adjustment Payments

We will make contract adjustment payments in respect of purchase contracts at the fixed rate of 7.00% of the stated amount of $38.10 per purchase contract per year. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from November 13, 2002 and will be payable quarterly in arrears on February 13, May 13, August 13 and November 13 of each year, commencing February 13, 2003.

Contract adjustment payments in respect of each purchase contract will be payable to the person in whose name the purchase contract is registered on the books and records of the purchase contract agent at the close of business on the relevant record dates, which, as long as the purchase contracts remain in book-entry only form, will be one business day prior to the relevant payment date. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts. Subject to any applicable laws and regulations, each such payment will be made as described under “— Book-Entry System.” In the event that the purchase contracts do not continue to remain in book-entry only form, we shall have the right to select relevant record dates, which shall be at least one business day but not more than 30 business days prior to the relevant payment dates, and to make payments by check mailed to the address of the holder as of the relevant record date or by wire transfer to an account appropriately designated by the holder entitled to payment.

If any date on which contract adjustment payments are to be made on the purchase contracts is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day that is a business day, and no interest or payment will be paid in respect of the delay, except that, if such next succeeding business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day. A “business day” means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in The City of New York are permitted or required by any applicable law to close.

Our obligations with respect to contract adjustment payments will be unsubordinated and will be secured to the extent of the HRH common stock or other collateral we have pledged to secure our performance under the purchase contracts. Because we are a holding company, contract adjustment payments on the purchase contracts are effectively subordinated to all indebtedness and other liabilities, including trade payables and preferred stock, of our subsidiaries.

Anti-Dilution Adjustments

Dilution Events.    The formula for determining the settlement ratio will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a)    the payment of dividends and distributions consisting of HRH common stock on HRH common stock;

(b)    the issuance to all holders of HRH common stock of rights, warrants, purchase contracts or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, at any time on or prior to the settlement date, to subscribe for or purchase HRH common stock at less than the current market price thereof on the date of issuance; and

(c)    subdivisions, splits and combinations of HRH common stock.

The “current market price” per share of HRH common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day of determination and the day before the “ex date” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, will mean the first date on which the HRH common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

Adjustments to the settlement ratio will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement ratio will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement ratio. However, any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment.

Each adjustment to the settlement ratio will also result in an adjustment to the applicable market value, for purposes of determining the settlement ratio on the settlement date.

Adjustment Events.    The type of property deliverable upon settlement of the purchase contracts, which we refer to as the exchange property, will be adjusted, without duplication, upon the occurrence of certain events, which we refer to as adjustment events, including the following:

(a)    distributions to all holders of HRH common stock of evidences of its indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above under “— Anti-Dilution Adjustments — Dilution Events” and any dividend or distribution paid exclusively in cash);

(b)    distributions consisting exclusively of cash to all holders of HRH common stock in an amount per share of HRH common stock that, together with other all-cash distributions made to all holders of HRH common stock during the preceeding twelve months, exceeds 5.0% of the current market price of HRH common stock, which excess we refer to as the excess distributed amount; and

(c)    HRH or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for less than all outstanding HRH common stock, to the extent that the cash and value of any other consideration included in the payment per share of HRH common stock exceeds the closing sale price per share of HRH common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

In the case of an event described in clause (a) above, the exchange property would include, in addition to the HRH common stock or other exchange property, the amount of securities, cash or other property received per share of HRH common stock or per unit of other exchange property in such adjustment event. In the case of an adjustment event described in clause (b) above, the exchange property would include, in addition to the HRH common stock or other exchange property, an amount in cash equal to the excess distributed amount. In the case of an adjustment event described in clause (c) above, the exchange property shall include (1) a fraction of a share of HRH common stock (based on the percentage of shares of HRH common stock that are not purchased or exchanged in such adjustment event) plus (2) the amount of cash or other consideration paid in such a tender or exchange offer in an amount determined as if the offeror had purchased or exchanged the maximum number of shares of HRH common stock then deliverable under the purchase contracts in the proportion in which all HRH common stock was purchased or exchanged from the holders thereof, whether or not we actually tender or exchange such amount of HRH common stock, divided by the maximum number of shares of HRH common stock then deliverable under the purchase contracts. In the event a tender or exchange offer allows the holder to elect to receive cash or other property, the exchange property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive the maximum amount of cash; provided that if we do elect to tender our HRH common stock and elect to receive the maximum amount of cash in such tender or exchange offer, the exchange property shall include only the kind and amount of cash or other property we actually receive.

In addition, if at any time HRH adopts a rights agreement or shareholder rights plan for the purpose of deterring coercive takeover activities, instead of requiring an adjustment to the settlement ratio, the exchange property shall include the rights issued pursuant to such plan to all holders of HRH common stock, which we refer to as anti-takeover rights, regardless of whether such anti-takeover rights are exercisable or have separated from the HRH common stock prior to the settlement date.

Reorganization Events.    In the case of certain reclassifications (for example, of common equity securities to non-common equity securities), consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the HRH common stock is converted into the right to receive other securities, cash or property, which we refer to as a reorganization event, the exchange property would become, instead of HRH common stock, the kind of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon that have a record date that is prior to the settlement date) by a holder of HRH common stock immediately prior to the consummation of such reorganization event; provided that if merger early settlement occurs as described under “Early Settlement upon Cash Merger,” the cash or cash equivalents received per share of HRH common stock in the cash merger will not be considered exchange property. The exchange property would be the hypothetical amount of such securities, cash and other property that would have been received upon consummation of the reorganization event in exchange for one share of HRH common stock, subject to the proviso of the preceding sentence.

Following any adjustment event or reorganization event, the actual amount of exchange property delivered upon settlement of the purchase contracts will be based on the settlement ratio and the applicable market value of the exchange property at the settlement date. The applicable market value of the exchange property will be determined (1) with respect to any publicly-traded securities, based on the closing price of such securities, (2) with respect to cash, the amount of such cash and (3) with respect to any other property, based on the value of such property, as determined by a nationally recognized investment banking firm retained by us for this purpose; provided that any anti-takeover rights issued by HRH shall be deemed to have no value for the purpose of calculating the applicable market value of the exchange property. Any adjustments made prior to the date of an adjustment event or reorganization event to the applicable market value of HRH common stock as set forth above under “— Dilution Events,” shall also be made to the applicable market value of the exchange property following any adjustment event or reorganization event.

We will be required, within ten business days following the adjustment to the settlement ratio or the occurrence of an adjustment event or reorganization event, to provide written notice to the purchase contract agent of such occurrence and a statement in reasonable detail setting forth the method by which the adjustment to the settlement ratio or the change in exchange property was determined and setting forth the revised settlement ratio or any changes to the composition of the exchange property, as the case may be.

Hypothetical Settlement Amounts

For illustrative purposes only, the following table shows the number of shares of HRH common stock that a holder would receive for each purchase contract at various applicable market values of HRH common stock. The table assumes that there will be no anti-dilution adjustments as described above under “— Anti-Dilution Adjustments.” There can be no assurance that the applicable market value of HRH common stock will be within the range set forth below. Given an initial price of $38.1000 and a threshold appreciation price of $46.4820, a holder of a purchase contract would receive on or shortly after the settlement date the number of shares of HRH common stock per purchase contract set forth below:

Applicable Market Value	Number Of Shares Of HRH Common Stock	Applicable Market Value Multiplied By The Number Of Shares Of HRH Common Stock
$35.00	1.0000	$35.00
$37.00	1.0000	$37.00
$39.00	0.9769	$38.10
$42.00	0.9071	$38.10
$45.00	0.8467	$38.10
$48.00	0.8197	$39.35
$50.00	0.8197	$40.99

Fractional Shares

No fractional shares of HRH common stock or any fractional units of other exchange property will be delivered upon settlement of the purchase contracts. In lieu of any fractional shares or units otherwise deliverable in respect of all purchase contracts of any holder that are settled on the settlement date, such holder shall receive an amount in cash equal to the fractional share or unit multiplied by the applicable market value.

Collateral Requirement

Our obligations with respect to the purchase contracts will be secured by a pledge of the maximum number of shares of HRH common stock or other exchange property deliverable by us upon settlement of the purchase contracts, except as described below. Initially, we will pledge one share of HRH common stock for each purchase contract outstanding. We will pledge the HRH common stock pursuant to a collateral agreement between us and Wachovia Bank, National Association, as collateral agent.

We will have the right under the collateral agreement to substitute other shares of HRH common stock for the shares we initially pledge. In addition, unless there is an event of default under the purchase contracts, we will have the right under the collateral agreement to substitute short-term, direct obligations of the U.S. government or other cash equivalents, which we refer to as cash equivalent collateral, for shares of HRH common stock pledged pursuant to the collateral agreement. Any cash equivalent collateral pledged as a substitute for shares of HRH common stock or other exchange property must have an aggregate market value at the time of substitution and at daily mark-to-market valuations thereafter of not less that 150% (subject to increase to 200% if there is an insufficiency determination, as defined below) of the product of the closing price of HRH common stock or other exchange property on the day of each valuation multiplied by the number of shares of HRH common stock, or other exchange property, for which cash equivalent collateral is being substituted.

If the collateral agent reasonably determines, which we refer to as an insufficiency determination, that the cash equivalent collateral pledged as substitute collateral fails to meet the requirements of the collateral agreement or that we have failed to pledge additional collateral required as a result of an anti-dilution adjustment, the collateral agent will notify us of such failure. If such failure is not cured by 4 p.m., New York City time, on the next business day after notice of such insufficiency determination, then, unless a collateral event of default, as defined below, has occurred and is continuing, the collateral agent will sell the pledged cash equivalent collateral and purchase, using the proceeds of such sales, shares of HRH common stock, or other exchange property, in an amount sufficient to cause the collateral to meet the requirements of the collateral agreement. The collateral agent will discontinue such sales and purchases if at any time a collateral event of default has occurred and is continuing.

It will be an event of default under the collateral agreement, which we refer to as a collateral event of default, if at any time:

•	the collateral agent does not have a perfected security interest in the collateral we have pledged;

•
if no cash equivalent collateral has been substituted, the pledged collateral fails to consist of (1) at least the maximum number of shares of HRH common stock deliverable by us upon settlement of the purchase contracts, or (2) if an adjustment event or reorganization event has occurred, at least the maximum amount of exchange property deliverable by us upon settlement of the purchase contracts;

•
if any cash equivalent collateral has been substituted, such cash equivalent collateral fails to have a market value of at least 105% of the product of the closing price of the HRH common stock, or other exchange property, multiplied by the difference between (1) the maximum number of shares of HRH common stock, or other exchange property, required to be delivered pursuant to the purchase contracts and (2) the number of shares of HRH common stock, or other exchange property, pledged as collateral at such time; or

•
if any cash equivalent collateral is pledged as substitute collateral for any cash, failure of such cash equivalent collateral to have a market value at such time of at least 105% of such cash, if such failure is not cured within one business day after notice is delivered.

The collateral agent will promptly pay over to us any dividends, interest, principal or other payments it receives in respect of any collateral, unless we are in default of our obligations under the collateral agreement or unless payment of such amount would cause a collateral event of default or an insufficiency determination.

Bankruptcy Treatment of Purchase Contracts

Normally upon filing for bankruptcy, an automatic stay is imposed by the U.S. Bankruptcy Code, which prevents creditors of a bankrupt company from exercising any remedies, including foreclosure upon collateral pledged to such creditors. We believe that the purchase contracts constitute “securities contracts” for purposes of the U.S. Bankruptcy Code and could thus be liquidated in the event of our bankruptcy without being subject to such automatic stay. Nonetheless, a bankruptcy court does have broad discretion and liquidation of the purchase contracts could be subject to a procedural delay. It is not possible to predict the probability or the length of any such delay.

Covenants

Merger, Consolidation and Sale.    We cannot consolidate with, or sell, lease or convey our assets substantially as an entirety, or merge with or into, any other corporation or trust or entity unless:

•
we will be the surviving company in any merger or consolidation; or the successor entity is an entity organized under the laws of the United States, any state of the United States or the District of Columbia that expressly assumes all of our obligations under the purchase contract agreement and the purchase contracts;

•
immediately after the merger, consolidation, sale, lease or conveyance, we, or the successor entity, will not be in default in the performance of the covenants and conditions of the purchase contract agreement applicable to us; and

•	certain other conditions are met.

This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, assets or liabilities of any of our wholly-owned subsidiaries to us or to our other wholly-owned subsidiaries. This covenant also would not apply to any recapitalization transaction, a change of control of The Phoenix Companies, Inc. or a highly leveraged transaction unless such transaction or change of control were structured to include a merger or consolidation or a transfer or lease of our assets substantially as an entirety.

Existence.    Except as otherwise permitted under “— Covenants — Merger, Consolidation and Sale” described above, we will do or cause to be done all things necessary to maintain in full force and effect our legal existence, rights (charter and statutory) and franchises. We are not, however, required to preserve any right or franchise if we determine that it is no longer desirable in the conduct of our business and the loss is not disadvantageous in any material respect to the holders of any purchase contracts.

Section 16.    So long as we are subject to Section 16 of the Securities Exchange Act of 1934 with respect to the HRH common stock or any other exchange property, we will comply with paragraph (c) of Section 16 and the rules of the SEC thereunder with respect to the purchase contracts, the HRH common stock or such other exchange property.

Events Of Default

The purchase contract agreement provides that the following events are events of default with respect to the purchase contracts:

•	default in the payment of any contract adjustment payments payable on the purchase contracts when due that continues for 30 days;

•	failure to deliver the required amount of HRH common stock or exchange property upon settlement of the purchase contracts;

•	failure to comply with Section 16(c) of the Securities Exchange Act of 1934 and the rules of the SEC thereunder with respect to the HRH common stock;

•
default in the performance or breach of any of our other covenants or agreements that are contained in the purchase contract agreement that continues for 60 days after written notice has been provided in accordance with the procedures in the purchase contract agreement;

•	occurrence of a collateral event of default; and

•	certain events of bankruptcy, insolvency or reorganization.

In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, settlement of all outstanding purchase contracts will automatically accelerate without further action or notice on the part of the holders of the purchase contracts or the purchase contract agent. If any other event of default under the purchase contract agreement with respect to the outstanding purchase contracts occurs and is continuing, then the purchase contract agent or the holders of not less than 25% of the outstanding purchase contracts may accelerate the purchase contracts immediately by written notice thereof to us, and to the purchase contract agent if given by the holders. Upon acceleration, the purchase contracts shall be settled as set forth above under “— Settlement of the Purchase Contracts” as if the date of acceleration were the settlement date and (1) all accrued and unpaid contract adjustment payments through the date of acceleration and (2) the present value of all contract adjustment payments that would have been payable for the period from and including such settlement date through but excluding the scheduled settlement date, calculated as set forth in “— Early Settlement upon

Cash Merger,” shall become immediately due and payable. In order to effect such settlement, the collateral agent will, to the extent permitted by law, distribute the amount of HRH common stock or other collateral pledged by us required to be delivered by us in settlement of the purchase contracts to the purchase contract agent for pro rata distribution to the holders of the purchase contracts. Any excess collateral shall, to the extent permitted by law, but only to the extent necessary to satisfy our obligations with respect to contract adjustment payments, be liquidated and delivered as cash to the purchase contract agent for pro rata distribution to the holders of the purchase contracts.

The purchase contract agent is required to give notice to the holders of the purchase contracts within 90 days of a default under the purchase contract agreement unless such default shall have been cured or waived.

The purchase contract agreement provides that no holder of purchase contracts may institute any proceedings, judicial or otherwise, with respect to the purchase contract agreement or for any remedy under the purchase contract agreement, except in the case of failure of the purchase contract agent, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% of the outstanding purchase contracts, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent any holder of purchase contracts from instituting suit for the enforcement of payment of contract adjustment payments payable with respect to the purchase contracts at the applicable payment dates or the delivery of HRH common stock or exchange property deliverable upon settlement of the purchase contracts on the settlement date.

Subject to provisions in the purchase contract agreement relating to its duties in case of default, the purchase contract agent is not under an obligation to exercise any of its rights or powers under the purchase contract agreement (other than the payment of any amounts on the purchase contracts furnished to it pursuant to the purchase contract agreement) at the request or direction of any holders of purchase contracts unless the purchase contract agent is offered reasonable security or indemnity by the holders of the purchase contracts making the request. Assuming this indemnification provision is met, the holders of not less than a majority of the outstanding purchase contracts shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the purchase contract agent, or of exercising any trust or power conferred upon the purchase contract agent. However, the purchase contract agent may refuse to follow any direction that is in conflict with any law or the purchase contract agreement, that may involve the purchase contract agent in personal liability or that may be unduly prejudicial to the holders of purchase contracts not joining in the action.

Within 120 days after the close of each fiscal year, we must deliver to the purchase contract agent a certificate, signed by one of several specified officers, stating that to the best of the knowledge of the signers thereof, we are in compliance with all the conditions and covenants under the purchase contract agreement and, in the event of any noncompliance, specifying the nature and status of the noncompliance.

Modification

The purchase contract agreement and the collateral agreement contain provisions permitting us and, in the case of the purchase contract agreement, the purchase contract agent, and in the case of the collateral agreement, the collateral agent, to modify the purchase contract agreement or the collateral agreement without the consent of the holders of the purchase contracts for any of the following purposes:

•	to evidence the succession of another person to our obligations;

•	to add to the covenants for the benefit of holders or to surrender any of our rights or powers under those agreements;

•	to evidence and provide for the acceptance of appointment of a successor purchase contract agent or a successor collateral agent;

•	to make provision with respect to the rights of holders pursuant to adjustments in the settlement ratio or due to adjustment events or reorganization events; or

•
to cure any ambiguity, to correct or supplement any provisions that may be inconsistent, or to make any other provisions with respect to such matters or questions, provided that such action shall not materially adversely affect the interest of holders.

The purchase contract agreement and the collateral agreement contain provisions permitting us and, in the case of the purchase contract agreement, the purchase contract agent, and in the case of the collateral agreement, the collateral agent, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, to modify the terms of the purchase contracts, the purchase contract agreement and the collateral agreement. However, no such modification may, without the consent of each holder of an outstanding purchase contract affected by the modification:

•	change any payment date;

•	change the amount or type of collateral required to be pledged pursuant to the collateral agreement to secure our obligation under the purchase contracts;

•	change the place or currency of payment or reduce any contract adjustment payments;

•	impair the right to institute suit for the enforcement of the purchase contract or any contract adjustment payments;

•
reduce the number of shares of HRH common stock or the amount of any other property deliverable upon settlement of the purchase contracts, change the settlement date or the provisions for merger early settlement or otherwise adversely affect the holder’s rights under the purchase contract; or

•
reduce the above-stated percentage of outstanding purchase contracts with respect to which consent is required for the modification or amendment of the purchase contracts, the purchase contract agreement or the collateral agreement.

Voting and Certain Other Rights

Holders of purchase contracts will have no rights with respect to the HRH common stock or other exchange property, including, without limitation, voting rights or rights to receive any dividends or other distributions on the HRH common stock, except as set forth under “— Anti-Dilution Adjustments.”

Listing of the Securities

The purchase contracts will not be listed for trading on any national securities exchange or automated inter-dealer quotation system. The HRH common stock is listed on the NYSE under the symbol “HRH.” The shares of HRH common stock deliverable upon settlement of each purchase contract have been approved for listing on the NYSE.

Miscellaneous

We or our affiliates may from time to time, to the extent permitted by law, purchase any of the purchase contracts that are then outstanding by tender, in the open market or by private agreement.

Book-Entry System

We will issue the purchase contracts in the form of one or more fully registered global security certificates. The global security certificates will be deposited upon issuance with, or on behalf of, The Depository Trust Company, New York, New York, or DTC. DTC will act as depositary. The purchase contracts will be registered in the name of DTC or its nominee.

Ownership of beneficial interests in a global security certificate will be limited to institutions that have accounts with DTC, or participants, and to persons that may hold interests through the participants. Beneficial interests in a global security certificate will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and participants for that global security certificate. The conveyance of notices and other communications by DTC to participants and by participants to owners of beneficial interests in the purchase contracts will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

DTC holds the securities of participants and facilitates the clearance and settlement of securities transactions among participants through electronic book-entry changes in accounts of participants. The electronic book-entry system eliminates the need for physical certificates. Participants include:

•	securities brokers and dealers (including the underwriters);

•	banks;

•	trust companies;

•	clearing corporations; and

•	other organizations (some of which, and/or their representatives, own DTC).

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system.

All payments on the purchase contracts represented by a global security certificate and all transfers and deliveries of HRH common stock or exchange property will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the purchase contracts represented by the global security certificate for all purposes under the purchase contract agreement. Accordingly, we and the purchase contract agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a purchase contract represented by a global security certificate;

•
any other aspect of the relationship between DTC and participants or the relationship between participants and the owners of beneficial interests in a global security certificate held through participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

The following description of the operations and procedures of DTC is provided solely for your convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or participants directly to discuss these matters.

DTC has advised us that upon receipt of any payment or delivery with respect to a global security certificate, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments or deliveries in amounts proportionate to their respective beneficial interests in that global security certificate as shown on DTC’s records. The underwriters will initially designate the accounts to be credited. Payments and deliveries by participants to owners of beneficial interests in a global security certificate will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants.

A global security certificate can only be transferred:

•	as a whole by DTC to one of its nominees;

•	as a whole by a nominee of DTC to DTC or another nominee of DTC; or

•	as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of that successor.

Purchase contracts represented by a global security certificate can be exchanged for definitive purchase contracts in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security certificate;

•	at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

•
we in our sole discretion determine that the global security certificate will be exchangeable for definitive purchase contracts in registered form and notify the purchase contract agent of our decision; or

•	an event of default with respect to the purchase contracts represented by that global security certificate has occurred and is continuing.

A global security certificate that can be exchanged under the preceding sentence will be exchanged for definitive purchase contracts that are issued in authorized denominations in registered form for the same aggregate amount. Those definitive purchase contracts will be registered in the names of the owners of the beneficial interests in the global security certificate as directed by DTC.

Except as provided above, (1) owners of beneficial interests in such global security certificate will not be entitled to receive physical delivery of purchase contracts in definitive form and will not be considered the holders of the purchase contracts for any purpose under the purchase contract agreement and (2) no purchase contracts represented by a global security certificate will be exchangeable for definitive purchase contracts. Accordingly, each person owning a beneficial interest in a global security certificate must rely on the procedures of DTC (and if that person is not a participant, on the procedures of the participant through which that person owns its interest) to exercise any rights of a holder under the purchase contract agreement or that global security certificate. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a global security certificate.

Beneficial interests in a global security certificate will trade in DTC’s same-day settlement system until maturity or until issuance of definitive purchase contracts in registered form as provided for in the purchase contract agreement.

We understand that under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global security certificate desires to take any action that a holder is entitled to take under the purchase contract agreement, then (1) DTC would authorize the participants holding the relevant beneficial interests to take that action and (2) those participants would authorize the beneficial owners owning through those participants to take that action or would otherwise act on the instructions of beneficial owners owning through them.

DTC has provided the following information to us. DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act of 1934.

Governing Law

The purchase contract agreement and the collateral agreement are each governed by and shall be construed in accordance with the laws of the State of New York.

Information Concerning The Purchase Contract Agent and Collateral Agent

Wachovia Bank, National Association, will be the purchase contract agent under the purchase contract agreement and the collateral agent under the collateral agreement. Wachovia Bank, National Association, is one of a number of banks with which we maintain banking relationships in the ordinary course of business. Among other services it performs for us, Wachovia Bank, National Association, serves as a lender under our master credit facility. In addition, two of our directors, Dona D. Young and Peter C. Browning, are directors of Wachovia Corporation, which controls the purchase contract agent. Wachovia Bank, National Association is an affiliate of Wachovia Securities, Inc., an underwriter of this offering.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain of the material U.S. federal income tax consequences that may be relevant to you if you are a “U.S. Holder.” You will be treated as a U.S. Holder of a purchase contract for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized under the laws of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is a United States person for U.S. federal income tax purposes.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change at any time (possibly with retroactive effect). This summary applies only to U.S. Holders that will hold the purchase contracts as capital assets and that purchase the purchase contracts in the initial offering. This summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual investment circumstances, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as dealers in securities or commodities required or electing to mark to market, financial institutions, insurance companies, tax-exempt organizations, persons that will hold purchase contracts as a position in a “straddle” for tax purposes or as a part of a synthetic security or a conversion transaction or other integrated investment comprised of a purchase contract and one or more other investments, or persons that have a functional currency other than the U.S. dollar.

This summary does not include any description of the tax laws of any state or local governments or of any foreign government that may be applicable to the purchase contracts or to the owners thereof. It also does not discuss the tax consequences of ownership of the HRH common stock. You should consult your own tax advisor in determining the tax consequences to you of holding purchase contracts and receiving contract adjustment payments, or of owning HRH common stock, including the application to your particular situation of federal, state, local or other tax laws. As the law is technical and complex, the discussion below necessarily represents only a general summary.

There are no regulations, published rulings or judicial decisions addressing the characterization for federal income tax purposes of securities with terms substantially the same as the purchase contracts. In particular, there is no direct authority addressing the treatment of the contract adjustment payments and amounts that may be deemed to have been paid in lieu of contract adjustment payments on sale or settlement of the purchase contract. Accordingly, the proper characterization of the purchase contracts and the treatment of contract adjustment payments for U.S. federal income tax purposes is uncertain.

Pursuant to the terms of the purchase contracts, we and you will agree to treat the purchase contracts (in the absence of an administrative determination or judicial ruling to the contrary) for all tax purposes as prepaid forward purchase contracts to purchase (including as a result of acceleration or otherwise) HRH common stock under terms described under “Description of the Purchase Contracts.” Under the terms of the purchase contract:

•	at the time of issuance of the purchase contract you will pay the full purchase price of the purchase contract and will have no further obligations under the purchase contract;

•	until maturity we will be obligated to make contract adjustment payments at an annual rate equal to 7.00% of the stated amount; and

•	at maturity we will deliver to you the number of shares of HRH common stock that you are entitled to receive at that time pursuant to the terms of the purchase contract.

Under this approach, the tax consequences of holding a purchase contract will be as described below. However, you should be aware that no ruling is being requested from the Internal Revenue Service, or IRS, with regard to the purchase contracts and that the IRS might take a different view as to the proper characterization of the purchase contracts and of the tax consequences to investors. See “— Possible Alternative Treatment.” There can be no assurance that, if the IRS did take a contrary view, that view would not ultimately be sustained by the courts. Unless otherwise stated, the following summary assumes the treatment as prepaid forward contracts described above.

Treatment of the Purchase Contracts.    Under existing law, you should not recognize income, gain or loss upon entry into the purchase contract. Your initial tax basis in a purchase contract should equal your cost for that purchase contract.

Sale of Purchase Contracts.    Upon the sale or other taxable disposition of the purchase contract, you will generally recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in the purchase contract. Such gain or loss generally will be long-term capital gain or loss if you have held the purchase contract for more than one year at the time of disposition. It is possible that the IRS could take the position that some portion of the proceeds from the sale or other taxable disposition should be treated for U.S. federal income tax purposes as ordinary income received with respect to accrued contract adjustment payments.

Contract Adjustment Payments.    Contract adjustment payments may constitute ordinary income to you, in whole or in part, when received or accrued. To the extent we are required to file information returns with respect to contract adjustment payments we intend to report these payments as ordinary taxable income to the holder. Alternatively, the contract adjustment payments may be treated as purchase price adjustments or as rebates or payments analogous to option premiums rather than amounts includible in income on a current basis. If treated as purchase price adjustments, the contract adjustment payments would reduce your basis in the purchase contract. You should consult your tax advisor concerning the treatment of contract adjustment payments.

Settlement of the Purchase Contract with HRH Common Stock.    On the settlement date, you will recognize no gain or loss upon receipt of the HRH shares pursuant to the purchase contract. You will have a tax basis in the shares received equal to your adjusted basis in the purchase contract. You should recognize gain or loss, which should generally be short-term capital gain or loss, with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the purchase contract properly allocable to the fractional shares. The holding period for shares of HRH common stock received under a purchase contract should commence on the day after you receive the shares.

Distribution of Cash or Other Consideration as a Result of an Adjustment Event.    If as a result of an adjustment event, cash, other consideration, or any combination of cash, other consideration and HRH common stock is delivered pursuant to the purchase contract, you should recognize taxable gain or loss equal to the difference between the amount of cash received and your basis in a pro rata portion of the purchase contract for which such cash was received, based on the relative value of the cash, other consideration and shares of HRH common stock you received pursuant to the purchase contract.

Early Settlement of the Purchase Contract.    If, as a result of a merger or other transaction, cash or cash equivalents are delivered in partial or complete settlement of the purchase contract, except as described below, you should recognize taxable gain or loss upon receipt equal to the difference between the amount of cash or cash equivalent received and your adjusted tax basis in the pro rata portion of your purchase contract for which such cash or cash equivalent is received. Any gain or loss should be capital gain or loss and, if you have held the purchase contract for more than one year, such gain or loss generally should be long-term capital gain or loss. The portion of the settlement proceeds received in cash or cash equivalents that is attributable to (1) accrued and unpaid contract adjustment payments or (2) the present value of the unaccrued future contract adjustment payments through the settlement date, could be treated as ordinary income for U.S. federal income tax purposes.

Possible Alternative Treatment.    The IRS may contend that the purchase contract should be characterized for federal income tax purposes in a manner different from the approach described above. For example, the IRS might assert that the acquisition of the purchase contract should be treated for federal income tax purposes as a current purchase by the holders of the HRH common stock and an amortizing note of Phoenix. In such event the amounts paid to us would be allocable between the shares of HRH common stock and the note. Moreover, a portion of each contract adjustment payment would be treated as currently taxable interest income and the remainder would be treated as a non-taxable repayment of principal. The IRS could seek to apply other characterizations to the purchase contracts, with the result that the timing and character of your income with respect to the purchase contract would differ. Moreover, the IRS and the U.S. Treasury Department, or Treasury, have indicated that they plan to publish guidance with respect to the accrual of income on certain derivative financial instruments with contingent payments, including prepaid forward contracts. If such guidance were issued, you could be required to include income in an amount greater than that described above over the term of the purchase contracts.

Potential Application of the Constructive Ownership Rules.    Under the Internal Revenue Code, some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules are not currently applicable to the purchase contracts. The rules, however, grant discretionary authority to the Treasury to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of any corporation. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the purchase contracts. It is not possible to predict whether such regulations will be promulgated by the Treasury, or the form or effective date that any regulations that may be promulgated might take.

Backup Withholding Tax and Information Reporting.    You may be subject to information reporting and to backup withholding of federal income taxes on certain amounts paid to you unless you (a) are a corporation or come within certain other exempt categories and, when required, provide proof of such exemption or (b) provide a correct taxpayer identification number, certify as to no loss of such exemption from backup withholding tax and otherwise comply with applicable requirements of the backup withholding tax rules.

Any amount withheld under the backup withholding tax rules is not an additional tax and may be credited against your U.S. federal income tax liability or claimed as a refund, provided that the required information is furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the purchase contracts by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of purchase contracts (including, without limitation, the receipt of contract adjustment payments) by an ERISA Plan with respect to which Phoenix or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the purchase contracts. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the purchase contracts should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a purchase contract, each purchaser and subsequent transferee of a purchase contract will be deemed to have represented and warranted on each day from and including the date of its purchase of a purchase contract through and including the date of its disposition of such purchase contract that either (1) no portion of the assets used by such purchaser or transferee to acquire the purchase contracts constitutes assets of any Plan or (2) the purchase and holding of the purchase contracts by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the purchase contracts on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to their purchase and holding of the purchase contracts.

UNDERWRITING

Subject to the terms and conditions stated in the purchase agreement dated the date of this prospectus, each underwriter named below, for whom Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of purchase contracts set forth opposite the underwriter’s name.

Name	Number of Purchase Contracts
Banc of America Securities LLC	840,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	840,000
Morgan Stanley & Co. Incorporated	840,000
J.P. Morgan Securities Inc.	210,000
SunTrust Capital Markets, Inc.	210,000
Wachovia Securities, Inc.	210,000

Total	3,150,000

The underwriting agreement provides that the obligation of the underwriters to purchase the purchase contracts offered by this prospectus is subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the purchase contracts, other than those covered by the over-allotment option described below, if they purchase any of the purchase contracts.

The underwriters initially propose to offer some of the purchase contracts directly to the public at the public offering price set forth on the cover page of this prospectus and some of the purchase contracts to dealers at the public offering price less a concession not to exceed $0.68 per purchase contract. If all of the purchase contracts are not sold at the initial public offering price, the public offering price and other selling terms may from time to time be changed by the underwriters.

We have granted to the underwriters an option to purchase, within 30 days from the date of this prospectus, subject to certain limitations, up to an additional 472,500 purchase contracts at the public offering price on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional purchase contracts as the number set forth next to the underwriter’s name in the preceding table bears to the total number of purchase contracts offered by the underwriters.

Prior to this offering, there has been no public market for the purchase contracts. The purchase contracts will not be listed for trading on any national securities exchange or automated inter-dealer quotation system. The underwriters have advised us that they presently intend to make a market in the purchase contracts. The underwriters are not obligated, however, to make a market in the purchase contracts and any such market making may be discontinued at any time without notice. Accordingly, no assurance can be given as to the liquidity of any trading markets for the purchase contracts.

We and HRH have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

We, HRH and each of HRH’s directors and executive officers have agreed, without the prior written consent of the representatives on behalf of the underwriters, not to, during the period ending 90 days after the date of this prospectus and we have further agreed with HRH, without its prior consent, not to, during the period ending nine months after the date of this prospectus:

•
directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any HRH common stock or any securities convertible into or exercisable or exchangeable for HRH common stock or file any registration statement with respect to the foregoing; or,

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the HRH common stock,

whether any transaction described above is to be settled by delivery of HRH common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the issuance and sale of the purchase contracts offered by this prospectus;

•	our pledge and delivery of HRH common stock, pursuant to the purchase contracts;

•	the sale of HRH common stock by us and HRH in the concurrent offering pursuant to a separate HRH prospectus;

•	the issuance by HRH of any HRH common stock or other securities pursuant to its stock option or other benefit plans maintained for its directors, officers or employees;

•	bona fide gifts of up to 15,000 shares of HRH common stock by HRH directors and executive officers, in the aggregate, to parties that agree to be bound by the above restrictions;

•	the issuance by HRH of HRH common stock upon the conversion, exchange or exercise of any HRH securities outstanding on the date of this prospectus;

•	transactions by certain of our investment management and advisory subsidiaries acting in the ordinary course of their business;

•	transactions by any person other than us or HRH relating to HRH common stock or other securities acquired in open market transactions after the completion of the offerings; and

•	the issuance by HRH of HRH common stock or other securities in connection with mergers, acquisitions and similar transactions.

In connection with this offering, Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of the underwriters may purchase and sell the purchase contracts or shares of HRH common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales in excess of the number of purchase contracts to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of purchase contracts represented by the underwriters’ over-allotment option. In determining the source of purchase contracts to close out the covered syndicate short position, the underwriters will consider, among other things, the price of purchase contracts available for purchase in the open market as compared to the price at which they may purchase purchase contracts through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of purchase contracts in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of purchase contracts in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing purchase contracts in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the purchase contracts or HRH common stock in the open market after pricing that will adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of purchase contracts or HRH common stock in the open market while this offering is in progress.

In connection with this offering, Merrill Lynch, Pierce, Fenner and Smith Incorporated, or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the purchase contracts or HRH common stock at a level higher than that which might otherwise prevail for a limited period after the issue date. Such stabilizing, if commenced, may be discontinued at any time.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the purchase contracts originally sold by that syndicate member are repurchased to cover syndicate short positions or in making stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the purchase contracts or HRH common stock. They may also cause the price of the purchase contracts or HRH common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Merrill Lynch, Pierce, Fenner & Smith Incorporated may be facilitating an internet distribution of this offering to certain of its internet subscription customers and may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on such web site is not part of this prospectus.

From time to time, some of the underwriters and their affiliates have provided, and will continue to provide, investment banking, commercial lending and advisory services to us and HRH for which they have received, or will receive, customary fees and expenses. Some of the underwriters for this offering are also acting as underwriters of the concurrent offering of HRH common stock by us and HRH. Wachovia Securities, Inc. is an affiliate of Wachovia Bank, National Association, the purchase contract agent under the purchase contract agreement and the collateral agent under the collateral agreement.

LEGAL MATTERS

The validity of the purchase contracts being offered hereby will be passed upon for us by Debevoise & Plimpton, New York, New York, and for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule of The Phoenix Companies, Inc. and subsidiaries incorporated by reference in this prospectus and in the registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

THE FOLLOWING PROSPECTUS OF HILB, ROGAL AND HAMILTON COMPANY WAS PREPARED BY AND IS THE SOLE RESPONSIBILITY OF HILB, ROGAL AND HAMILTON COMPANY. THE PHOENIX COMPANIES, INC. ASSUMES NO RESPONSIBILITY FOR THE FOLLOWING PROSPECTUS. THE FOLLOWING PROSPECTUS DOES NOT CONSTITUTE A PART OF THE PROSPECTUS OF THE PHOENIX COMPANIES, INC. AND IS NOT INCORPORATED THEREIN BY REFERENCE.

3,150,000 Purchase Contracts
to be Settled in Shares of Common Stock, No Par Value, of
Hilb, Rogal and Hamilton Company

The Phoenix Companies, Inc.

PROSPECTUS

Banc of America Securities LLC

Merrill Lynch & Co.

Morgan Stanley

JPMorgan

SunTrust Robinson Humphrey

Wachovia Securities

November 7, 2002